Exhibit 99.1

NOTICE OF 2017
ANNUAL GENERAL
SHAREHOLDER MEETING
AND MANAGEMENT
PROXY CIRCULAR

ANNUAL GENERAL MEETING
OTTAWA, APRIL 26, 2017

TSN
Bell

BCE

What’s Inside

1	Notice of 2017 Annual General Shareholder Meeting and Meeting Materials	4
2	About Voting Your Shares	5
3	What the Meeting Will Cover	7
4	About the Nominated Directors	9
5	Director Compensation	17
6	Corporate Governance Practices	21
7	Committee Reports	34

Executive Compensation		41
8	The Board of Directors’ Letter to Shareholders	42
9	Compensation Discussion & Analysis	44
10	President and CEO Compensation	56
11	Compensation of Our Named Executive Officers	59

12	Other Important Information	76
13	Schedule A – Withdrawn Shareholder Proposals	78

Voting by proxy is the easiest way to vote

Please refer to the proxy form or voting instruction form provided to you or to section 2 entitled About Voting Your Shares for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

Letter from the Chair of the Board and the President and Chief Executive Officer

Dear fellow shareholders,

It is our pleasure to invite you to BCE’s 2017 Annual General Shareholder Meeting to be held at 9:30 a.m. on Wednesday, April 26, 2017, at the National Gallery of Canada in Ottawa.

If you are unable to attend in person, a live webcast of the meeting will be available on our website at BCE.ca.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we encourage you to exercise your right in the manner that suits you best. We facilitate this process by enabling you to vote by proxy on the Internet, by phone, by fax or by mail. You can also vote in person at the meeting.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors, our corporate governance practices, and reports from the four standing committees of the Board. It also contains detailed information about our philosophy, policies and programs for executive compensation and how your Board receives input from shareholders on these matters.

At the meeting, we will review our financial position, business operations and the value we are delivering to shareholders. We also look forward to responding to your questions.

Thank you for your support and continued confidence in BCE. We look forward to seeing you at this year’s meeting.

Sincerely,

Gordon M. Nixon George A. Cope

Gordon M. Nixon Chair of the Board March 2, 2017	George A. Cope President and CEO
BCE INC. 2017 PROXY CIRCULAR 1

Summary

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

Shareholder voting matters

	BOARD VOTE RECOMMENDATION	PAGE REFERENCE FOR MORE INFORMATION
Election of 14 Directors	FOR each nominee	7 and 9
Appointing Deloitte LLP as Auditors	FOR	7
Advisory Resolution on Executive Compensation	FOR	8 and 41

Our director nominees

(1)	Effective May 4, 2017, when Mr. Brown’s resignation from the board of 2 other public companies will take effect.
(2)	Effective May 24, 2017, when Ms. Leroux’s resignation from the board of another public company will take effect.

2     BCE INC.     2017 PROXY CIRCULAR

Corporate governance

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

HIGHLIGHTS

  Adopted a new target that women represent at least 30% of non-executive directors by the end of 2021, in addition to the target adopted in 2015, of 25% by the end of 2017

  Proposes the election of one new nominee, Ms. Karen Sheriff, a seasoned telecommunications executive, ensuring the appropriate mix of skills, expertise and experience is maintained at the Board level

  Approved changes to the maximum number of public company boards on which our directors may sit, to align to recent governance best practice developments in that regard

  Approved the appointment of Ms. Sophie Brochu to the Compensation Committee. After the meeting, intends to recommend the appointment of Mr. Robert E. Brown as Chair of the Compensation Committee and of Mr. Barry K. Allen as Chair of the Governance Committee, subject to their re-election at the meeting

  Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees

  Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year

Details on page 21

Executive compensation

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, with target positioning at the 60th percentile of the comparator group for strong performers.

  BASE SALARY: rewards the scope and responsibilities of a position with target positioning at the median of our comparator group

  ANNUAL INCENTIVE: encourages strong performance against yearly corporate and individual objectives

  LONG-TERM INCENTIVE: aligns with long-term interests of shareholders.

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. For instance, the vesting of performance share units (PSUs) depends on the realization of our dividend growth policy, while stock options reflect our commitment to drive the share price for our stakeholders. Restricted share units (RSUs) provide a valuable retention tool in maintaining in place a world-class executive team.

2016 TARGET PAY AT RISK(1)

President and CEO

(1)	Based on 2016 actual base salary. At-risk components are based on target levels. Excludes pension and other compensation elements.

OVERVIEW OF EXECUTIVE COMPENSATION
BEST PRACTICES ADOPTED BY BCE

  Stringent share ownership requirements

  Emphasis on pay at risk for executive compensation

  Double trigger change-in-control policy

  Anti-hedging policy on share ownership and incentive compensation

  Clawbacks for the President & CEO and all EVPs as well as all option holders

  Caps on all Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to mid-term and long-term incentive grants

  Vesting criteria fully aligned to shareholder interests

Details on page 47

BCE INC. 2017 PROXY CIRCULAR 3

1	Notice of 2017 Annual General Shareholder Meeting and Meeting Materials

1 Notice of 2017 Annual General Shareholder Meeting and Meeting Materials

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting.

In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 2, 2017, unless otherwise indicated.

When

Wednesday, April 26, 2017, 9:30 a.m. (Eastern time)

Where

National Gallery of Canada, Auditorium, 380 Sussex Drive, Ottawa, Ontario

Webcast

A live webcast of the meeting will be available on our website at BCE.ca

What the meeting is about

1. receiving the financial statements for the year ended December 31, 2016, including the auditors’ reports
2. electing 14 directors who will serve until the end of the next annual shareholder meeting
3. appointing the auditors who will serve until the end of the next annual shareholder meeting
4. considering an advisory (non-binding) resolution on executive compensation.

The meeting may also consider other business that properly comes before it.

You have the right to vote

You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 13, 2017.

You have the right to vote your shares on items 2 to 4 listed above and any other items that may properly come before the meeting or any adjournment.

Meeting materials

This year again, as permitted by Canadian securities regulators, we are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the circular is being posted online for you to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares but, instead of receiving a paper copy of this circular, you will receive a notice with information about how you can access the circular electronically and how to request a paper copy. The circular is available at www.meetingdocuments.com/cst/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

You may request a paper copy of this circular, at no cost, up to one year from the date the circular was filed on SEDAR. You may make such a request at any time prior to the meeting on the web at www.meetingdocuments.com/cst/bce or by contacting our transfer agent, CST Trust Company (CST) at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries) and following the instructions.

After the meeting, requests may be made by calling 1-800-339-6353.

Admission to the meeting

You will need to register with CST, our transfer agent, before entering the meeting.

Approval of this circular

The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board,

Michel Lalande
Senior Vice-President – General Counsel and Corporate Secretary

Montréal, Québec
March 2, 2017

4 BCE INC. 2017 PROXY CIRCULAR

	2	About Voting Your Shares

2 About Voting Your Shares

2.1 How to vote

The record date for determining shareholders entitled to vote is March 13, 2017. You have one vote for each common share you hold on that date. As at March 2, 2017, 870,901,602 common shares were outstanding.

REGISTERED SHAREHOLDERS

You are a registered shareholder when your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 By proxy (proxy form)

You may give your voting instructions in the following manner:

INTERNET

Go to www.cstvotemyproxy.com and follow the instructions

TELEPHONE

Call 1-888-489-7352 (Canada and the United States) or 1-800-1960-1968 (other countries)

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder

FAX

Complete the proxy form and return it by fax at 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries), or scan and email to proxy@canstockta.com

MAIL

Return the completed proxy form in the prepaid envelope provided

Our transfer agent, CST, must receive your proxy form or you must have voted by Internet or telephone before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017.

OPTION 2 In person at the meeting

You do not need to complete or return your proxy form. You have to see a representative of CST before entering the meeting to register your attendance. Voting in person at the meeting will automatically cancel any proxy you completed and submitted earlier.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 By proxy (voting instruction form)

You may give your voting instructions in the following manner:

INTERNET

Go to www.ProxyVote.com and follow the instructions

TELEPHONE

Call 1-800-474-7493 (English) or 1-800-474-7501 (French)

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder

FAX

Complete the voting instruction form and return it by fax to 905-507-7793 or 514-281-8911

MAIL

Return your voting instruction form in the prepaid envelope provided

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017. If you vote by Internet or telephone, you must do so prior to 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to CST by mail or fax.

OPTION 2 In person at the meeting

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have previously appointed yourself as the proxyholder for your shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. At the meeting, you should see a CST representative.

If you are unsure whether you are a registered or non-registered shareholder, please contact CST by email at bce@canstockta.com or by telephone: 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries)

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

BCE INC. 2017 PROXY CIRCULAR 5

2	About Voting Your Shares

2.2 How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against”, depending on the item to be voted on.

When you sign the proxy form or voting instruction form, you authorize Sophie Brochu, George A. Cope, Gordon M. Nixon or Robert P. Dexter, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

  FOR electing the 14 nominated directors listed in the circular

  FOR appointing Deloitte LLP as auditors

  FOR approving the advisory resolution on executive compensation.

You may appoint another person to go to the meeting and vote your shares for you. If you wish to do so, strike out the four names of the directors and write the name of the person voting for you in the space provided. This person does not have to be a shareholder. He or she must be present at the meeting to vote your shares. Your proxyholder will vote your shares as he or she sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

The election of directors (subject to our majority voting guidelines – see section 3.2 entitled Electing directors), appointment of the auditors, and approval of the advisory resolution on executive compensation will each be determined by a majority of votes cast at the meeting by proxy or in person.

2.3 Changing your vote

You can change a vote you made by proxy by:

  voting again on the Internet or by telephone before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017 if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing, and mailing it as instructed on your proxy form so that it is received before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017 if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017, or by giving a notice in writing from you or your authorized attorney to the Chair of the meeting, at the meeting or any adjournment thereof.

2.4 Other information

CST counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2016, which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, and compensation of directors and executives.

The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis of financial condition and results of operations (MD&A).

Proxy materials are sent to our registered shareholders through our transfer agent, CST. We do not send proxy-related materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

2.5 Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, a division of CST Investor Services Inc. (D.F. King).

North American Toll Free Phone: 1-866-822-1244

Banks, Brokers and Collect Calls: 416-682-3825

Facsimile: 647-351-3176
or North American Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained D.F. King to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

6 BCE INC. 2017 PROXY CIRCULAR

	3	What the Meeting Will Cover

3 What the Meeting Will Cover

3.1 Receiving our financial statements

BCE’s annual audited financial statements are included in our 2016 annual report.

3.2 Electing directors

Please see section 4 entitled About the Nominated Directors for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board, and each was elected at our 2016 annual shareholder meeting held on April 28, 2016, by at least a majority of the votes cast, with the exception of Ms. Karen Sheriff, who stands for election for the first time at the meeting. The Board recommends that you vote FOR the election of the 14 individuals nominated.

MAJORITY VOTING

Our policy with respect to the election of directors is that if any director nominee at an uncontested election is not elected by at least a majority (50%+1 vote) of the votes cast with respect to his or her election, then such director nominee must immediately tender his or her resignation to the Board. The resignation will take effect only upon acceptance by the Board.

Within 90 days after the date of the meeting, the Board must determine either to accept or not the resignation, and we will issue a press release announcing the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor. The Board shall accept the resignation, absent exceptional circumstances. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any Board committee at which the resignation is considered.

YOU WILL BE ELECTING THE 14 MEMBERS OF YOUR BOARD

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominated directors in this circular.

3.3 Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.

In 2016, the Audit Committee satisfactorily completed a formal, documented comprehensive review of Deloitte LLP as BCE’s external auditors as part of the reappointment process. The conclusion of this review was to recommend the appointment of Deloitte LLP as auditors for the 2017 fiscal year and to serve until the next annual shareholder meeting.

The comprehensive review was based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada), the Canadian Public Accountability Board (CPAB) and the Institute of Corporate Directors that audit committees perform a comprehensive review of the external audit firm at least once every 5 years and conduct annual assessments in the other years. The comprehensive review focuses on the quality of the audit firm, the engagement team, the engagement partner, its independence and the application of professional scepticism, as well as the quality of the communications and interactions.

The Audit Committee assessed Deloitte LLP’s performance having received input from Audit Committee members, management and Deloitte LLP relating to audit quality, processes to mitigate institutional familiarity threats and regulatory inspections. In addition, the Audit Committee assessed Deloitte LLP’s ability to add value, be objective and apply professional scepticism and technical and industry expertise.

Given the satisfactory results of the assessment regarding the 2016 audit and comprehensive review, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

YOU WILL BE APPOINTING YOUR AUDITORS

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2016 (IN $ MILLIONS)	2015 (IN $ MILLIONS)
Audit fees (1)	8.8	9.5
Audit-related fees (2)	1.7	1.6
Tax fees (3)	0.5	0.6
All other fees (4)	0.1	0.0
Total (5)	11.1	11.7

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2016, the fees are for a subscription to Bersin HR Management.
(5)

The amounts of $11.1 million for 2016 and $11.7 million for 2015 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.2 million in 2016 and $9.5 million in 2015.

BCE INC. 2017 PROXY CIRCULAR 7

3	What the Meeting Will Cover

3.4 Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incented to create value for our shareholders on a sustainable basis. As a shareholder you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular provided in advance of the 2017 Annual Meeting of Shareholders of BCE.

The Board recommends that you vote FOR this resolution.

Because your vote is advisory, it will not be binding upon the Board. However, the Management Resources and Compensation Committee of the Board (Compensation Committee) will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. Please see section 6.2 entitled Shareholder engagement for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation.

YOU WILL VOTE ON AN ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

3.5 Other business

At the meeting, we will also:

  provide an update on our business operations, and

  invite questions and comments from shareholders.

If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of CST and if the Chair of the meeting allows it.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

8 BCE INC. 2017 PROXY CIRCULAR

	4	About the Nominated Directors

4 About the Nominated Directors

The following pages include a profile of each nominated director, including one new director nominee, Ms. Karen Sheriff, with an explanation of her or his experience, qualifications, top four areas of expertise, attendance at the Board and its committees, ownership, value of equity securities of BCE and extent of fulfillment of the BCE share ownership requirements, previous voting results as well as participation on the boards of other public companies. A more detailed description of our directors’ skills can be found under the heading Competency requirements and other information in section 6 entitled Corporate Governance Practices. For current committee memberships and current committee chairpersons, please refer to section 7 entitled Committee Reports. For more information on the compensation paid to non-management directors, please refer to section 5 entitled Director Compensation.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as of March 3, 2016 and March 2, 2017. The total value of common shares/DSUs is determined by multiplying the number of common shares and DSUs of BCE held by each nominee as of March 3, 2016 and March 2, 2017 by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on these dates, being $57.05 and $57.98.

TOTAL SHAREHOLDINGS OF NOMINATED DIRECTORS

	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	268,424	299,376
BCE Deferred Share Units	1,228,417	1,322,904
Value ($)	85,394,779	94,059,794

YOUR DIRECTORS OWN A SIGNIFICANT SHAREHOLDING INTEREST IN BCE, ALIGNING THEIR INTERESTS WITH YOURS

Barry K. Allen Boca Grande (Florida) United States

Operating Partner
Providence Equity Partners LLC
Since September 2007
Age: 68
Status: Independent
Joined Board: May 2009
Top 4 Areas of Expertise:
Governance
Human Resources/Compensation
Technology
Telecommunications
2016 Annual Meeting Votes in Favour: 99.18%

Mr. Allen is an Operating Partner of Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments). Prior to joining Providence in 2007, he was Executive Vice-President of Operations at Qwest Communications International (a telecommunications company), responsible for the company’s network and information technology operations. In addition, since 2000, Mr. Allen has served as President of Allen Enterprises, LLC, a private equity investment and management company he founded. Mr. Allen holds a Bachelor of Arts degree from the University of Kentucky and an M.B.A. from Boston University.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Compensation Committee	4/4	–	4/4
Governance Committee	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
CDW Corporation	2008 – present
Fiduciary Management, Inc.	1996 – present
PAST BOARDS (LAST FIVE YEARS)
Harley-Davidson, Inc.	1992 – 2015

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	22,500	22,500
BCE DSUs	16,783	19,304
Value ($)	2,241,095	2,423,796

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (4.3x)	Met (1.8x)

BCE INC. 2017 PROXY CIRCULAR 9

4	About the Nominated Directors

Sophie Brochu Bromont (Québec) Canada

President and CEO
Gaz Métro
Since February 2007
Age: 53
Status: Independent
Joined Board: May 2010
Top 4 Areas of Expertise:
CEO/Senior Management
Governance
Government & Regulatory Affairs
Retail/Customer
2016 Annual Meeting Votes in Favour: 99.12%

Ms. Brochu has been active in the energy industry for nearly 30 years. A graduate in Economics from Université Laval, she began her career in 1987 at SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro (a diversified energy company), as Vice-President, Business Development. After holding various positions in the company, she became President and CEO in 2007. Involved with Centraide of Greater Montréal, Ms. Brochu is the Chair of Forces Avenir, which promotes students’ involvement in their communities. She is cofounder of “ruelle de l’avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school. She also sits on the Board of Directors of La Fondation Lucie et André Chagnon. Ms. Brochu is a Member of the Order of Canada.
BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Audit Committee	5/5	–	5/5
Governance Committee	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Bank of Montreal	2011 – present
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	1,250	1,250
BCE DSUs	27,560	32,325
Value ($)	1,643,611	1,946,679

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (3.4x)	Met (1.5x)

Robert E. Brown Montréal (Québec) Canada

Corporate Director
Since October 2009
Age: 72
Status: Independent
Joined Board: May 2009
Top 4 Areas of Expertise:
CEO/Senior Management
Governance
Human Resources/Compensation
Risk Management
2016 Annual Meeting Votes in Favour: 98.65%

Mr. Brown is a corporate director and Chair of Aimia Inc. (formerly Groupe Aeroplan Inc., a loyalty program management company). He was President and CEO of CAE Inc. (a provider of simulation and modelling technologies as well as integrated training services for both civil aviation and defence customers) from 2004 to September 2009. Prior to joining CAE, Mr. Brown was Chair of Air Canada (an airline) during its restructuring from May 2003 to October 2004. Mr. Brown joined Bombardier Inc. (an aerospace, transportation and recreational products company) in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and CEO of Bombardier Inc. from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister of the Department of Regional Industrial Expansion. Mr. Brown holds a Bachelor of Science degree from the Royal Military College and attended the Advanced Management Program at the Harvard University Business School.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Compensation Committee	4/4	–	4/4
Governance Committee (Chair)	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Aimia Inc. (Chair)(1)	2005 – present
Rio Tinto Limited(2)	2010 – 2017
Rio Tinto plc(2)	2010 – 2017
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	34,889	34,889
BCE DSUs	17,117	19,824
Value ($)	2,966,942	3,172,260

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (5.6x)	Met (2.4x)

(1)

On January 19, 2017, Mr. Brown was appointed Executive Chair of Aimia Inc. for an interim period of four months, during a leave of absence of the CEO. It is expected that Mr. Brown will return to a non-executive Chair position at the end of such leave of absence.

(2)	Mr. Brown has resigned from the boards of Rio Tinto Limited and Rio Tinto plc effective May 4, 2017.

10 BCE INC. 2017 PROXY CIRCULAR

	4	About the Nominated Directors

George A. Cope Toronto (Ontario) Canada

President and CEO
BCE and Bell Canada
Since July 2008
Age: 55
Status: Not Independent
Joined Board: July 2008
Top 4 Areas of Expertise:
CEO/Senior Management
Government & Regulatory Affairs
Media/Content
Telecommunications
2016 Annual Meeting Votes in Favour: 99.47%

Mr. Cope is leading the transformation of Canada’s largest communications company into the nation’s broadband leader, with a strategy of unparalleled investment in advanced networks, innovative communications and media services, and an improved customer experience. Bell is focused on building Canada’s next-generation broadband infrastructure and driving growth in Wireless, TV, Internet and Media while delivering sustainable returns to shareholders. Recognized as Canada’s Outstanding CEO of the Year for 2015, Mr. Cope has earned a reputation as a strategic leader and builder of high-performance teams in public-company chief executive roles over the past 30 years. Appointed President and CEO of BCE and Bell Canada in July 2008, Mr. Cope led the launch of the Bell Let’s Talk initiative, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. A graduate of the Ivey School of Business at Western University (HBA ’84), Mr. Cope was named Ivey Business Leader of the Year in 2013 and serves on the school’s advisory board. He has been awarded honourary doctorates by his alma mater and the University of Windsor, was Chair of United Way Toronto’s record-breaking 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. Mr. Cope was appointed a Member of the Order of Canada in 2014.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Bank of Montreal	2006 – present
PAST BOARDS (LAST FIVE YEARS)
Bell Aliant Inc. (Chair)	2011 – 2014

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	62,254	65,692
BCE DSUs	1,061,574	1,110,583
Value ($)	64,114,387	68,200,424

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Please see the heading Share ownership requirements on page 54 under section 9 entitled Compensation Discussion & Analysis for more details on Mr. Cope’s specific share ownership requirements, which are currently exceeded.

David F. Denison, FCPA, FCA(1) Toronto (Ontario) Canada

Corporate Director
Since June 2012
Age: 64
Status: Independent
Joined Board: October 2012
Top 4 Areas of Expertise:
Accounting & Finance
CEO/Senior Management
Investment Banking/Mergers & Acquisitions
Risk Management
2016 Annual Meeting Votes in Favour: 99.19%

Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as Vice-Chair of Sinai Health Systems (a provider of healthcare services). He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the China Investment Corporation International Advisory Council and co-chairs the University of Toronto Investment Committee. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honorary Doctor of Laws degree from York University in 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Audit Committee	5/5	–	5/5
Pension Committee (Chair)	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Allison Transmission Holdings, Inc.	2013 – present
Hydro One Limited (Chair)	2015 – present
Royal Bank of Canada	2012 – present
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	–	1,023
BCE DSUs	14,414	18,912
Value ($)	822,319	1,155,831

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (2.0x)	April 1, 2024 (0.9x)

(1)	Audit committee financial expert.

BCE INC. 2017 PROXY CIRCULAR 11

4	About the Nominated Directors

Robert P. Dexter Halifax (Nova Scotia) Canada

Chair and CEO
Maritime Travel Inc.
Since July 1979
Age: 65
Status: Independent
Joined Board: November 2014
Top 4 Areas of Expertise:
Governance
Human Resources/Compensation
Retail/Customer
Risk Management
2016 Annual Meeting Votes in Favour: 96.36%

Mr. Dexter is Chair and CEO of Maritime Travel Inc. (an integrated travel company). He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant, and later the Bell Aliant boards until October 2014. Mr. Dexter is also a counsel to the law firm Stewart McKelvey and was Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Audit Committee	5/5	–	5/5
Pension Committee	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
High Liner Foods Incorporated	1992 – present
Wajax Corporation	1988 – present
PAST BOARDS (LAST FIVE YEARS)
Bell Aliant Inc.	1999 – 2014
Empire Company Limited (and wholly owned subsidiary Sobeys Inc.)	1987 – 2016

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	7,526	7,526
BCE DSUs	22,273	26,793
Value ($)	1,700,033	1,989,816

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (3.5x)	Met (1.5x)

Ian Greenberg Montréal (Québec) Canada

Corporate Director
Since July 2013
Age: 74
Status: Independent
Joined Board: July 2013
Top 4 Areas of Expertise:
CEO/Senior Management
Government & Regulatory Affairs
Human Resources/Compensation
Media/Content
2016 Annual Meeting Votes in Favour: 96.19%

Mr. Greenberg is a corporate director and one of four brothers who founded Astral Media Inc. (a media company), which, over its 50-year history, grew from a photographic company into one of Canada’s leaders in pay- and specialty-TV, radio, out-of-home advertising and digital media. He was President and CEO of Astral Media Inc. from 1995 until July 2013, during which time the company achieved 16 consecutive years of profitable growth. Born in Montréal, he is a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Audit Committee	5/5	–	5/5
Compensation Committee	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Cineplex Inc. (Chair)	2010 – present
PAST BOARDS (LAST FIVE YEARS)
Astral Media Inc.	1973 – 2013

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	10,000	10,000
BCE DSUs	9,394	13,320
Value ($)	1,106,428	1,352,094

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (2.4x)	Met (1.0x)

12 BCE INC. 2017 PROXY CIRCULAR

	4	About the Nominated Directors

Katherine Lee (1) Toronto (Ontario) Canada

CEO
3 Angels Holdings Limited
Since April 2016
Age: 53
Status: Independent
Joined Board: August 2015
Top 4 Areas of Expertise:
Accounting & Finance
CEO/Senior Management
Investment Banking/Mergers & Acquisitions
Risk Management
2016 Annual Meeting Votes in Favour: 99.35%

Ms. Lee is CEO of 3 Angels Holdings Limited (a real estate holding company) and, from 2010 to February 2015, served as President and CEO of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Audit Committee	5/5	–	5/5
Pension Committee	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Colliers International Group Inc.	2015 – present
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	1,000	3,000
BCE DSUs	1,537	5,100
Value ($)	144,736	469,638

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
August 6, 2020 (0.8x)	August 6, 2025 (0.4x)

(1)	Audit committee financial expert.

Monique F. Leroux, C.M., O.Q., FCPA, FCA(1) (2) Montréal (Québec) Canada

Corporate Director
Since April 2016
Age: 62
Status: Independent
Joined Board: April 2016
Top 4 Areas of Expertise:
Accounting & Finance
CEO/Senior Management
Governance
Retail/Customer
2016 Annual Meeting Votes in Favour: 96.75%

Ms. Leroux is President of the International Cooperative Alliance, a global organization representing over 2.5 million enterprises and generating over $3,000 billion in revenue in more than 100 countries. She is the founder and Chair of the International Summit of Cooperatives, a world economic and cooperative event. Ms. Leroux is also Chair of the Board of Investissement Québec and Chair of the Québec Economic and Innovation Council, appointed by the Québec Government in 2016. She was Chair of the Board, President and Chief Executive Officer of Desjardins Group (the leading cooperative financial group in Canada) from March 2008 to April 2016. Ms. Leroux has received a number of honours, including being named a Member of the Order of Canada, an Officer of the Ordre national du Québec and a Chevalier of the Légion d’Honneur (France). She is also a recipient of the Woodrow Wilson Award (United States), the Outstanding Achievement Award and Fellowship from the CPA Order, and the Institute of Corporate Directors Fellowship Award. She also holds honorary doctorates from eight Canadian universities and is a Chartered Professional Accountant. She was recently made an “honorary citizen” of the city of Lévis in recognition of her economic contribution. Ms. Leroux also lends her time and support to a host of not-for-profit organizations. She is Chair of the Board of Governors of the Society for the Celebrations of Montréal’s 375th anniversary and Metropolis 2017, is a member of the board of the Rideau Hall Foundation and a member of the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	4/4	1/1	5/5
Audit Committee	2/2	–	2/2
Governance Committee	2/2	–	2/2
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Alimentation Couche-Tard Inc.	2015 – present
Crédit Industriel et Commercial(3)	2013 – 2017
Michelin Group	2015 – present
S&P Global Inc.	2016 – present
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	958	2,000
BCE DSUs	–	2,342
Value ($)	54,654	251,749

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
April 28, 2021 (0.4x)	April 28, 2026 (0.2x)

(1)	Audit committee financial expert.
(2)	Ms. Leroux was a director of Quebecor World Inc. from 2004 until 2007. On January 21, 2008, Quebecor World Inc. requested creditor protection under the Companies’ Creditors Arrangement Act.
(3)	Ms. Leroux has resigned from the board of Crédit Industriel et Commercial effective May 24, 2017.

BCE INC. 2017 PROXY CIRCULAR 13

4	About the Nominated Directors

Gordon M. Nixon Toronto (Ontario) Canada

Corporate Director
Since September 2014
Age: 60
Status: Independent
Joined Board: November 2014
Top 4 Areas of Expertise:
CEO/Senior Management
Governance
Human Resources/Compensation
Investment Banking/Mergers & Acquisitions
2016 Annual Meeting Votes in Favour: 99.16%

Mr. Nixon is Chair of the Board of BCE and Bell Canada since April 2016. He was President and Chief Executive Officer of the Royal Bank of Canada (a chartered bank) from August 2001 to August 2014. Mr. Nixon first joined RBC Dominion Securities Inc. (an investment banking firm) in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies. He is a trustee with the Art Gallery of Ontario. In 2012, he chaired the Ontario Premier’s Jobs and Prosperity Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds honorary doctorates of Laws from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board (Chair)	6/6	1/1	7/7
Compensation Committee	2/2	–	2/2
Governance Committee	2/2	–	2/2
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
BlackRock, Inc.	2015 – present
George Weston Limited	2014 – present
PAST BOARDS (LAST FIVE YEARS)
Royal Bank of Canada	2001 – 2014

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	20,000	20,000
BCE DSUs	4,522	10,737
Value ($)	1,398,980	1,782,131

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (1.4x)	April 28, 2026 (0.6x)

Calin Rovinescu Montréal (Québec) Canada

President and CEO
Air Canada
Since April 2009
Age: 61
Status: Independent
Joined Board: April 2016
Top 4 Areas of Expertise:
CEO/Senior Management
Human Resources/Compensation
Investment Banking/Mergers & Acquisitions
Retail/Customer
2016 Annual Meeting Votes in Favour: 93.91%

Mr. Rovinescu is President and CEO of Air Canada (an airline) since April 2009. Mr. Rovinescu was the Executive Vice-President, Corporate Development and Strategy of Air Canada from 2000 to 2004, and during the airline’s restructuring, he also held the position of Chief Restructuring Officer. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. From 1979 to 2000, Mr. Rovinescu was a lawyer and then a partner with the Canadian law firm Stikeman Elliott LLP, and was the Managing Partner of its Montréal office from 1996 to 2000. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the IATA Board of Governors from 2014-2015. He was named the 14th Chancellor of the University of Ottawa in November 2015. Mr. Rovinescu holds Bachelor of Laws degrees from Université de Montréal and University of Ottawa and was awarded Honorary Doctorates from both of these universities, in addition to the John Molson School of Business (Concordia University) and Politechnica University in Bucharest. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	4/4	1/1	5/5
Compensation Committee	2/2	–	2/2
Pension Committee	2/2	–	2/2
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Air Canada	2009 – present
PAST BOARDS (LAST FIVE YEARS)
Acasta Enterprises Inc.	2015 – 2016

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	4,047	20,421
BCE DSUs	–	2,342
Value ($)	230,881	1,319,799

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (2.3x)	April 28, 2026 (0.9x)

14 BCE INC. 2017 PROXY CIRCULAR

	4	About the Nominated Directors

Karen Sheriff Toronto (Ontario) Canada

Corporate Director
Since October 2016
Age: 59
Status: Not Independent
New Nominee
Top 4 Areas of Expertise:
CEO/Senior Management
Retail/Customer
Technology
Telecommunications
2016 Annual Meeting Votes in Favour: N/A

Ms. Sheriff was President and CEO of Q9 Networks Inc. (a data centre services provider), from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant (a telecommunications company) from 2008 to 2014, following more than 9 years in senior leadership positions at BCE. Ms. Sheriff is also a director of the Canada Pension Plan Investment Board (an investment management organization). Early on in her career, Ms. Sheriff spent over 10 years at United Airlines, in the areas of marketing and strategy. Ms. Sheriff holds a master’s degree in business administration, with concentrations in marketing and finance, from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for both 2013 and 2014 by Women of Influence Inc. In 2012, she was named Woman of the Year by the Canadian Women in Communications and has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
	N/A	N/A	N/A
Total Board & Committee Attendance			N/A

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
WestJet Airlines Ltd.	2016-present
PAST BOARDS (LAST FIVE YEARS)
Bell Aliant Inc.	2004 – 2014

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	N/A	6,075
BCE DSUs	N/A	N/A
Value ($)	N/A	352,229

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
N/A	N/A

Robert C. Simmonds Toronto (Ontario) Canada

Chair
Lenbrook Corporation
Since April 2002
Age: 63
Status: Independent
Joined Board: May 2011
Top 4 Areas of Expertise:
Governance
Government/ Regulatory Affairs
Technology
Telecommunications
2016 Annual Meeting Votes in Favour: 99.46%

Mr. Simmonds has been Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Engineering Science (Electrical) at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	1/1	7/7
Audit Committee	5/5	–	5/5
Governance Committee	4/4	–	4/4
Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
N/A
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	104,000	104,000
BCE DSUs	20,889	25,345
Value ($)	7,124,917	7,499,423

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (13.2x)	Met (5.6x)

BCE INC. 2017 PROXY CIRCULAR 15

4	About the Nominated Directors

Paul R. Weiss, FCPA, FCA(1) Niagara-on-the-Lake (Ontario) Canada

Corporate Director
Since April 2008
Age: 69
Status: Independent
Joined Board: May 2009
Top 4 Areas of Expertise:
Accounting & Finance
Governance
Investment Banking/Mergers & Acquisitions
Risk Management
2016 Annual Meeting Votes in Favour: 98.96%

Mr. Weiss has been a corporate director since 2008. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and a director and audit committee member of ING Bank of Canada until November 2012. He is a past Chair of Soulpepper Theatre Company and of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s Management Committee and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

BOARD & COMMITTEE ATTENDANCE DURING 2016
	REGULAR	SPECIAL	TOTAL
Board	6/6	0/1	6/7
Audit Committee (Chair)	5/5	–	5/5
Pension Committee	4/4	–	4/4
Total Board & Committee Attendance			94%

OTHER PUBLIC BOARD DIRECTORSHIPS
PRESENT BOARDS
Choice Properties REIT	2013 – present
Torstar Corporation	2009 – present
PAST BOARDS (LAST FIVE YEARS)
N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY
	MARCH 3, 2016	MARCH 2, 2017
BCE Common Shares	–	1,000
BCE DSUs	32,354	35,977
Value ($)	1,845,796	2,143,926

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (3.8x)	Met (1.6x)

(1)	Audit committee financial expert.

16 BCE INC. 2017 PROXY CIRCULAR

	5	Director Compensation

5 Director Compensation

This section provides information pertaining to the compensation, share ownership and share ownership requirements of our non-management directors.

Our compensation program for non-management directors has the following objectives:

  to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-management directors based on recommendations from the Governance Committee.

The Governance Committee regularly reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director. In 2016, the compensation of non-management directors remained the same as in 2015.

CONSISTENT WITH THE RISKS AND RESPONSIBILITIES OF BEING AN EFFECTIVE DIRECTOR,
OUR AIM IS TO ENSURE THAT OUR BOARD MEMBERSHIP IS OF THE HIGHEST QUALITY AND HAS
A SUFFICIENT RANGE OF SKILLS, EXPERTISE AND EXPERIENCE

5.1 Comparator group

The comparator group used to benchmark the compensation of non-management directors and the share ownership requirements for 2016 is as follows:

COMPANY NAME	PRIMARY INDUSTRY
Bank of Montreal	Diversified Banks
Barrick Gold Corporation	Mining
Brookfield Asset Management Inc.	Asset Management and Custody Banks
Canadian Imperial Bank of Commerce	Diversified Banks
Canadian National Railway Company	Railroads
Canadian Natural Resources Limited	Oil and Gas Exploration and Production
Cenovus Energy Inc.	Integrated Oil and Gas
Enbridge Inc.	Oil and Gas Storage and Transportation
Manulife Financial Corporation	Life and Health Insurance
Power Corporation of Canada	Life and Health Insurance
Rogers Communications Inc.	Integrated Communications Services
Royal Bank of Canada	Diversified Banks
Suncor Energy Inc.	Integrated Oil and Gas
Sun Life Financial Inc.	Life and Health Insurance
TELUS Corporation	Integrated Communications Services
The Bank of Nova Scotia	Diversified Banks
The Toronto-Dominion Bank	Diversified Banks
TransCanada Corporation	Oil and Gas Storage and Transportation

The comparator group is composed of Canadian companies with a scope, complexity and size comparable to BCE, taking into account certain criteria, including market capitalization and revenue. The following table provides a breakdown of the comparator group by industry.

Of the companies in the non-management directors’ compensation comparator group, approximately 56% are also included in the executives’ compensation comparator group. Both comparator groups represent a sample of large Canadian companies. In developing the executives’ compensation comparator group, efforts were made to ensure that there was approximately equal representation of industries in the group, which was not a selection criteria when developing the non-management directors’ compensation comparator group.

BCE INC. 2017 PROXY CIRCULAR 17

5	Director Compensation

5.2 Compensation levels

Non-management directors receive an all-inclusive annual flat fee (in lieu of retainers and Board or committee meeting attendance fees), in line with market best practices.

The following table shows the compensation levels for non-management directors:

COMPENSATION ($) (1)	LEVEL
190,000	Directors who serve on one committee of the Board
205,000	Directors who serve on two or more committees of the Board
225,000	Chair of the Governance Committee and Chair of the Pension Committee
250,000	Chair of the Audit Committee and Chair of the Compensation Committee
425,000	Chair of the Board

(1)

Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are, however, reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly traded subsidiaries.

5.3 Share ownership requirements

The Board establishes guidelines for the share ownership requirements of non-management directors. The following share ownership requirements apply to non-management directors, to be held either in BCE common shares and/or DSUs.

OWNERSHIP REQUIREMENT FOR DIRECTORS	VALUE ($)	TIME TO MEET REQUIREMENT
Initial requirement of three times the base annual flat fee	570,000	Within five years of being appointed to the Board
Additional requirement of seven times the base annual flat fee	1,330,000	Within ten years of being appointed to the Board

OWNERSHIP REQUIREMENT FOR THE CHAIR OF THE BOARD	VALUE ($)	TIME TO MEET REQUIREMENT
Initial requirement of three times the Chair’s annual flat fee	1,275,000	Within five years of being appointed Chair of the Board
Additional requirement of seven times the Chair’s annual flat fee	2,975,000	Within ten years of being appointed Chair of the Board

18 BCE INC. 2017 PROXY CIRCULAR

	5	Director Compensation

The following table lists the number of BCE common shares and DSUs of BCE held by each current non-management director as of March 2, 2017, with the corresponding dollar value as of such date, and highlights where each non-management director stands in terms of fulfillment of the share ownership guidelines as of that date:

NAME	NUMBER OF COMMON SHARES	NUMBER OF DSUs	TOTAL NUMBER OF COMMON SHARES & DSUs	TOTAL VALUE(1) ($)	5-YEAR SHARE OWNERSHIP REQUIREMENT ($)	TARGET DATE TO MEET 5-YEAR REQUIREMENT	10-YEAR SHARE OWNERSHIP REQUIREMENT ($)	TARGET DATE TO MEET 10-YEAR REQUIREMENT
B.K. Allen	22,500	19,304	41,804	2,423,796	570,000	Met (4.3x)	1,330,000	Met (1.8x)
R.A. Brenneman(2)	123,804	63,932	187,736	10,884,933	570,000	Met (19.1x)	1,330,000	Met (8.2x)
S. Brochu	1,250	32,325	33,575	1,946,679	570,000	Met (3.4x)	1,330,000	Met (1.5x)
R.E. Brown	34,889	19,824	54,713	3,172,260	570,000	Met (5.6x)	1,330,000	Met (2.4x)
D.F. Denison	1,023	18,912	19,935	1,155,831	570,000	Met (2.0x)	1,330,000	April 1, 2024 (0.9x)
R.P. Dexter	7,526	26,793	34,319	1,989,816	570,000	Met (3.5x)	1,330,000	Met (1.5x)
I. Greenberg	10,000	13,320	23,320	1,352,094	570,000	Met (2.4x)	1,330,000	Met (1.0x)
K. Lee	3,000	5,100	8,100	469,638	570,000	August 6, 2020 (0.8x)	1,330,000	August 6, 2025 (0.4x)
M.F. Leroux	2,000	2,342	4,342	251,749	570,000	April 28, 2021 (0.4x)	1,330,000	April 28, 2026 (0.2x)
G.M. Nixon	20,000	10,737	30,737	1,782,131	1,275,000	Met (1.4x)	2,975,000	April 28, 2026 (0.6x)
C. Rovinescu	20,421	2,342	22,763	1,319,799	570,000	Met (2.3x)	1,330,000	April 28, 2026 (0.9x)
R.C. Simmonds	104,000	25,345	129,345	7,499,423	570,000	Met (13.2x)	1,330,000	Met (5.6x)
P.R. Weiss	1,000	35,977	36,977	2,143,926	570,000	Met (3.8x)	1,330,000	Met (1.6x)

(1)

The Total Value is determined by multiplying the number of common shares and DSUs of BCE held by each director as of March 2, 2017, by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on such date, being $57.98.

(2)	Mr. Brenneman will retire from the Board effective on the date of the meeting.

IN 2014, THE SHARE OWNERSHIP REQUIREMENTS WERE INCREASED SIGNIFICANTLY, FROM THREE TIMES TO SEVEN TIMES THE ANNUAL BASE FEE, PLACING BCE AT THE TOP OF THE COMPARATOR GROUP

Directors who did not meet the increased share ownership requirements that became effective on April 1, 2014, have five and ten years from that date to meet the initial and additional requirements, respectively. Until the initial minimum share ownership level is attained, 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains the initial minimum share ownership level, at least 50% of the compensation is paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director.

5.4 Directors’ share unit plan

Under the share unit plan for non-employee directors (1997) (Directors’ Share Unit Plan), each non-management director receives at least 50% of his or her annual fees in DSUs and may elect to receive his or her remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE common share.

Each director has an account where DSUs are credited (at the end of each quarter) and all DSUs must be held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

DIRECTORS ARE REQUIRED TO BE PAID ENTIRELY IN THE FORM OF DSUs UNTIL THEY ATTAIN THEIR INITIAL SHARE OWNERSHIP REQUIREMENT

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5	Director Compensation

5.5 Compensation table

The following table provides details of the compensation paid to the non-management directors of the Corporation who served as directors during the year ended on December 31, 2016.

					ALLOCATION OF TOTAL COMPENSATION
NAME	CURRENT COMMITTEE MEMBERSHIPS	FEES EARNED ($)	ALL OTHER COMPENSATION ($)	TOTAL COMPENSATION	CASH ($)	IN DSUs ($)
B.K. Allen	Compensation, Governance	205,000	–	205,000	102,500	102,500
R.A. Brenneman(1)	Compensation (Chair), Pension	250,000	–	250,000	125,000	125,000
S. Brochu	Compensation, Governance	205,000	–	205,000	–	205,000
R.E. Brown	Compensation, Governance (Chair)	225,000	–	225,000	112,500	112,500
D.F. Denison	Audit, Pension (Chair)	225,000	–	225,000	–	225,000
R.P. Dexter	Audit, Pension	205,000	–	205,000	–	205,000
I. Greenberg	Audit, Compensation	205,000	–	205,000	–	205,000
K. Lee	Audit, Pension	205,000	–	205,000	–	205,000
M.F. Leroux(2)	Audit, Governance	138,544	–	138,544	–	138,544
G.M. Nixon(3)	Chair of the Board	353,681	–	353,681	–	353,681
C. Rovinescu(2)	Compensation, Pension	138,544	–	138,544	–	138,544
R.C. Simmonds	Audit, Governance	205,000	–	205,000	–	205,000
P.R. Weiss	Audit (Chair), Pension	250,000	–	250,000	125,000	125,000
RETIRED DIRECTOR			–
T.C. O’Neill	N/A	138,942	–	138,942	–	138,942

(1)	Mr. Brenneman will retire from the Board effective on the date of the meeting.
(2)	Ms. Leroux and Mr. Rovinescu were elected to the Board on April 28, 2016.
(3)	Mr. Nixon was appointed Chair of the Board on April 28, 2016.

5.6 Share-based awards

The following table includes details of outstanding DSUs for non-management directors of the Corporation who served on the Board during the year ended on December 31, 2016, including DSUs granted during 2016.

	SHARE-BASED AWARDS (DSUs) – VALUE VESTED DURING THE YEAR
	OUSTANDING DSUs AS OF DEC. 31, 2015	DIRECTOR’S FEES PAID IN DSUs IN 2016		DIVIDEND-LIKE CREDIT IN THE FORM OF DSUs AWARDED IN 2016		OUSTANDING DSUs AS OF DEC. 31, 2016
NAME	(# OF DSUs)	(# OF DSUs)	($)	(# OF DSUs)	($)	(# OF DSUs)
B.K. Allen	16,592	1,717	102,500	777	46,104	19,086
R.A. Brenneman(1)	58,389	2,093	125,000	2,715	160,969	63,197
S. Brochu	27,249	3,433	205,000	1,279	75,916	31,961
R.E. Brown	16,923	1,884	112,500	794	47,068	19,601
D.F. Denison	14,257	3,768	225,000	679	40,362	18,704
R.P. Dexter	22,023	3,433	205,000	1,037	61,571	26,493
I. Greenberg	9,295	3,433	205,000	448	26,631	13,176
K. Lee	1,530	3,433	205,000	88	5,313	5,051
M.F. Leroux(2)	–	2,319	138,544	7	402	2,326
G.M. Nixon(3)	4,480	5,921	353,681	232	13,845	10,633
C. Rovinescu(2)	–	2,319	138,544	7	402	2,326
R.C. Simmonds	20,655	3,433	205,000	974	57,816	25,062
P.R. Weiss	31,982	2,093	125,000	1,492	88,475	35,567
RETIRED DIRECTOR
T.C. O’Neill	67,506	2,351	138,942	2,337	137,930	–

(1)	Mr. Brenneman will retire from the Board effective on the date of the meeting.
(2)	Ms. Leroux and Mr. Rovinescu were elected to the Board on April 28, 2016.
(3)	Mr. Nixon was appointed Chair of the Board on April 28, 2016.

20 BCE INC. 2017 PROXY CIRCULAR

	6	Corporate Governance Practices

6 Corporate Governance Practices

This section provides information pertaining to our Board, the committees of our Board, our shareholder engagement and our ethical values and policies.

BCE’S BOARD AND MANAGEMENT BELIEVE THAT STRONG CORPORATE GOVERNANCE PRACTICES
CONTRIBUTE TO SUPERIOR RESULTS IN CREATING AND MAINTAINING SHAREHOLDER VALUE.
THAT IS WHY WE CONTINUALLY SEEK TO STRENGTHEN OUR LEADERSHIP IN CORPORATE GOVERNANCE
AND ETHICAL BUSINESS CONDUCT BY ADOPTING BEST PRACTICES AND PROVIDING
FULL TRANSPARENCY AND ACCOUNTABILITY TO OUR SHAREHOLDERS

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under “Corporate Governance Practices” in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE.

6.1 Board of directors

The Board has overall responsibility for supervision of the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

  the Canada Business Corporations Act

  the Bell Canada Act

  other laws that apply to telecommunications and broadcasting companies laws of general application

  BCE’s articles and by-laws

  BCE’s administrative resolution and the written charters of the Board and each of its committees

  BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

AT EACH MEETING, TIME IS SET ASIDE FOR THE DIRECTORS TO MEET WITHOUT MANAGEMENT, THAT IS ONLY THE INDEPENDENT DIRECTORS

In 2016, the Board held 6 regular meetings and 1 special meeting. Each private session of the Board was chaired by the Chair of the Board of directors.

Role of the Board of directors

The Board is responsible for supervision of the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the coordinates set out in section 12.4.

The Board fulfills its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

STRATEGIC PLANNING

Each May, our executive leadership team reviews a current mid-term strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks, and providing the foundation for our long-term capital planning. A review of the key drivers of value for the Corporation over the mid- and long-term is also conducted. This mid- and long-term strategic planning, as well as re-confirmation of our strategic imperatives, is reviewed in August by the Board. Each December, the Board holds a day-long session to review and approve our strategic plan, which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. At that meeting, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including the significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

REVIEWING KEY ASPECTS OF CORPORATE INITIATIVES AS WELL AS MID- AND LONG-TERM STRATEGIC PLANNING IS ONE OF THE BOARD’S KEY ROLES

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SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

EFFECTIVE SUCCESSION PLANNING HAS LONG BEEN A FOCUS OF THE BOARD

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports to provide an integrated and balanced view of talent across the Corporation, and to ensure development plans are on track.

THE COMPENSATION COMMITTEE REVIEWS THE SUCCESSION PLANNING PROCESS AND RESULTS FOR EXECUTIVE MANAGEMENT ANNUALLY

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

RISK OVERSIGHT

At BCE, the full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

  the Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, performance of critical infrastructure, information, cyber and physical security, journalistic independence, privacy and records management, business continuity and the environment the Compensation Committee oversees risks relating to compensation, succession planning and health and safety practices the Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information the Pension Committee has oversight responsibility for risks associated with the pension fund.

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	6	Corporate Governance Practices

RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE that is actively promoted by the Board and the President and CEO at all levels within the organization. It has become a part of how the Corporation operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

WE HAVE ROBUST PROCESSES IN PLACE TO ENABLE THE BOARD TO IDENTIFY AND MONITOR THE SIGNIFICANT RISKS TO WHICH OUR BUSINESS IS EXPOSED

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges to be managed, the clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “Three Lines of Defence” approach to risk management that is aligned with industry best practices and is endorsed by the Institute of Internal Auditors.

FIRST LINE OF DEFENCE – OPERATIONAL MANAGEMENT

The first line refers to management within our operational business segments (Bell Wireless, Bell Wireline, Bell Media), who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE OF DEFENCE – CORPORATE SUPPORT FUNCTIONS

BCE is a very large enterprise with approximately 48,000 employees, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances, operational management works both collaboratively with, and also relies on, the corporate functions that make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as others such as Legal and Regulatory, Corporate Responsibility, Human Resources, Real Estate and Procurement.

  Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of different activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the United States Sarbanes Oxley Act of 2002 and equivalent Canadian securities legislation

  Corporate Security function: this function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as cybersecurity, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to mitigate the organization’s risks

  Corporate Risk Management function: this function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participates in a risk survey that provides an important reference point in the overall risk assessment process.

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6	Corporate Governance Practices

In addition to the activities described above, the second line of defence is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans. To further coordinate efforts between the first and second lines of defence, BCE has established a Security, Environment and Health & Safety (SEHS) Oversight Committee. A significant number of BCE’s most senior leaders are members of this committee, whose purpose is to oversee BCE’s strategic security (including cybersecurity), environmental, health and safety risks and opportunities. This cross functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources.

THIRD LINE OF DEFENCE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in delivering against BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

For a detailed explanation of the material risks applicable to BCE and its subsidiaries, see section 8 entitled Regulatory environment and section 9 entitled Business risks in BCE’s Management’s Discussion and Analysis dated March 2, 2017, included in BCE’s 2016 annual report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca.

Committees of the Board of directors

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Pension Committee.

IT IS BCE’S POLICY THAT EACH OF THE AUDIT COMMITTEE, THE COMPENSATION COMMITTEE AND THE GOVERNANCE COMMITTEE MUST BE COMPRISED SOLELY OF INDEPENDENT DIRECTORS

The Board has concluded that all of the directors who served as members of the Audit Committee, the Compensation Committee and the Governance Committee during 2016 are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines. In addition, all members of the Audit Committee met the more stringent Audit Committee independence requirements under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2016 none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the Governance Committee and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form for the year ended December 31, 2016 (which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov). The position description of the committee chairs is detailed in the corresponding committee charter.

At each regularly scheduled Board meeting, each committee of the Board, through the committee Chair, provides a report to the Board on its activities.

COMMITTEE	NUMBER OF MEETINGS HELD IN 2016	MEMBERS AT DECEMBER 31, 2016	INDEPENDENT
Audit	5	P.R. Weiss (Chair)
		D.F. Denison
		R.P. Dexter
		I. Greenberg
		K. Lee
		M.F. Leroux
		R.C. Simmonds
Compensation	4	R.A. Brenneman (Chair)
		B.K. Allen
		S. Brochu
		R.E. Brown
		I. Greenberg
		C. Rovinescu
Governance	4	R.E. Brown (Chair)
		B.K. Allen
		S. Brochu
		M.F. Leroux
		R.C. Simmonds
Pension	4	D.F. Denison (Chair)
		R.A. Brenneman
		R.P. Dexter
		K. Lee
		C. Rovinescu
		P.R. Weiss

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	6	Corporate Governance Practices

AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board in its oversight of:

  the integrity of BCE’s financial statements and related information

  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls the Corporation’s enterprise risk management processes.

Please refer to section 7.1 entitled Audit Committee report for a complete description of the committee.

COMPENSATION COMMITTEE

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities related to:

  compensation, nomination, evaluation and succession of officers and other management personnel

  BCE’s health and safety policies and practices.

Please refer to section 7.4 entitled Compensation Committee report for a complete description of the committee and a description of fees paid to external compensation advisors in 2016.

GOVERNANCE COMMITTEE

The purpose of the Governance Committee is to assist the Board in:

  developing and implementing BCE’s corporate governance policies and guidelines identifying individuals qualified to become members of the Board determining the composition of the Board and its committees determining the directors’ remuneration for Board and committee service developing and overseeing a process to assess the Chair of the Board, the Board, committees of the Board, chairs of committees, and individual directors reviewing, and recommending for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Please refer to section 7.2 entitled Governance Committee report for a complete description of the committee.

PENSION COMMITTEE

The purpose of the Pension Committee is to assist the Board in its oversight responsibilities related to:

  the administration, funding and investment of BCE’s pension plans and funds the unitized pooled funds sponsored by BCE for the collective investment of the funds and the participant subsidiaries’ pension funds.

Please refer to section 7.3 entitled Pension Committee report for a complete description of the committee.

Chair of the Board of directors

BCE’s by-laws provide that directors may determine from time to time whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director”, who is responsible for ensuring that the Board can function independently of management.

Mr. Gordon M. Nixon serves as independent Chair of the Board since April 2016. Mr. Thomas C. O’Neill served as independent Chair of the Board from 2009 until April 2016. Mr. Nixon is not an executive officer of BCE and he is independent pursuant to our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

FOR THE PAST SEVERAL YEARS, THE BOARD HAS DECIDED TO APPOINT AN INDEPENDENT CHAIR

The detailed mandate of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

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6	Corporate Governance Practices

President and CEO

The President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, he provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board.

BCE’S PRESIDENT AND CEO HAS PRIMARY RESPONSIBILITY FOR THE MANAGEMENT OF THE BUSINESS AND AFFAIRS OF BCE

The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

Composition and diversity of the Board of directors

In terms of the composition and diversity of BCE’s Board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen among the most qualified candidates for their ability to contribute to the broad range of issues with which the Board routinely deals.

The Governance Committee and the Board also consider the level of representation of women on the Board, and strive to include, within the candidates considered, individuals with a diverse background, including gender, ethnicity, age and experience.

In February 2015, the Board, on the recommendation of the Governance Committee, updated its Board composition policy (now the Board composition and diversity policy) to incorporate certain considerations in respect of Board diversity and adopted a target that women represent at least 25% of non-executive directors by the end of 2017.

The policy also states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee considers its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

In November 2016 the Board reviewed the progress made since the adoption of the diversity policy and target. Following this review, the Board, on the recommendation of the Governance Committee, adopted an additional target that women represent at least 30% of non-executive directors by the end of 2021.

WOMEN REPRESENT 31% OF NON-EXECUTIVE DIRECTOR NOMINEES

The director nominees for the meeting include four women, representing 31% of non-executive director nominees and 29% of all director nominees, compared to, respectively, 23% and 21% last year.

Each year, the Board also reviews each director’s contribution and determines whether the Board’s size allows it to function efficiently and effectively. The Board believes that a board of directors composed of 14 members promotes effectiveness and efficiency.

NOMINATION OF DIRECTORS AND TENURE

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience, geography and general conformity with the Board composition and diversity policy.

ON THE RECOMMENDATION OF THE
GOVERNANCE COMMITTEE, THE BOARD
RECOMMENDS THE APPOINTMENT OF ONE
NEW BOARD CANDIDATE, MS. KAREN SHERIFF,
THEREBY ENSURING THE APPROPRIATE MIX
OF SKILLS, EXPERTISE AND EXPERIENCE IS
MAINTAINED AT THE BOARD LEVEL

Ms. Sheriff brings to the Board significant and important experience and expertise in telecommunications and technology, in addition to her experience as senior leader in large organizations. If elected, the Board intends to appoint Ms. Sheriff to one committee, the Pension Committee. More information regarding Ms. Sheriff can be found in section 4 entitled About the Nominated Directors.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but with respect to term limits, it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, may, in certain circumstances, extend a director’s initial 12-year term limit.

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	6	Corporate Governance Practices

The following table provides a breakdown of the tenure for director nominees:

Competency requirements and other information

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required at the Board for a company like ours. Each director has to indicate the degree to which he or she believes they possess these competencies. The table below lists the top four competencies of our director nominees together with their age range, tenure, linguistic background and residency.

(1)

Definition of core competencies

  Accounting & Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with financial internal controls, and Canadian GAAP/IFRS

  CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

  Governance: experience in corporate governance principles and practices at a major organization

  Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

  Human Resources/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

  Investment Banking/M&A: experience in investment banking and/or major transactions involving public companies

  Media/Content: senior executive experience in the media or content industry

  Retail/Customer: senior executive experience in a mass consumer industry

  Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

  Technology: senior executive experience in the technology industry

  Telecommunications: senior executive experience in the telecommunications industry.

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Audit Committee members’ financial literacy, expertise and simultaneous service

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”. In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2016 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, as well as members during 2016, the Board determined that the Chair of the committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”.

The NYSE rules followed by the Corporation require that if an Audit Committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In 2016 and until February 2017, none of the current members of the Audit Committee served on the audit committee of more than three public companies. In February 2017, Ms. M.F. Leroux was appointed to the Audit Committee of Michelin Group. As a result, Ms. Leroux, in addition to serving on the Corporation’s Audit Committee, serves on the audit committees of 3 public companies, Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The Board has reviewed the Audit Committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based, among others, on the following considerations:

  she is not involved in professional activities other than serving on various boards of directors and not-for-profit organizations she has extensive accounting and financial knowledge and experience, which serves the best interests of the Corporation and assists the Audit Committee in the discharge of its duties, and she makes valuable contributions to the Corporation’s Audit Committee.

Board of directors’ assessment

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs and himself or herself as a member of the Board. For 2016, the assessment process was conducted as follows:

Each director completed questionnaires aimed at evaluating his or her own performance as a member of the Board, the performance of the Board as a whole and its Chair, as well as the performance of each Board committee on which she or he serves and their respective Chair.

Each director then met separately with the Chair of the Board and the Chair of the Governance Committee to review the results of the questionnaires and to discuss and assess the performance of the Board and its Chair, the committees and their Chairs and their director colleagues.

Following this process, in camera sessions of the Governance Committee and the Board were held, at which the feedback from the questionnaires and the one-on-one meetings and the appropriateness of any modifications or enhancements were reviewed and discussed.

Modifications or enhancements resulting from the assessment process are discussed with the President and CEO, as appropriate, and a plan immediately put in place for implementation.

Independence of the Board of directors

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and can be found in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire, biographical information of directors, our internal corporate records, external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated.

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	6	Corporate Governance Practices

Among other things, the Board considered whether the independence of Mr. I. Greenberg, who brings significant, important and necessary media industry experience to the Board, the Audit Committee and the Compensation Committee, was affected by the fact that he held the position of CEO of Astral Media Inc. (“Astral”), a company acquired by BCE in July 2013. The Board determined that his independence was not affected by this factor, including for the following reasons: (i) the acquisition of Astral was completed more than three years ago, (ii) upon closing of the acquisition, all of Mr. Greenberg’s relationships with Astral ceased, (iii) Mr. Greenberg joined the BCE Board following the closing of the acquisition, (iv) Mr. Greenberg never held any employment or executive position with BCE or its affiliated entities, (v) Mr. Greenberg did not retain any interest in Astral following the acquisition, no amounts were or are owed to him by BCE, nor did he receive any interest in BCE on closing, (vi) Mr. Greenberg never received compensation from BCE or its affiliated entities other than director fees, (vii) Astral, which represented approximately 5% of BCE’s revenues and assets at the time of acquisition, has been fully integrated in the Bell Media division, and (viii) Mr. Greenberg does not have any other material relationship with BCE or its affiliated entities. As part of its determination, the Board considered the level of integration of Astral into BCE’s Bell Media unit, in particular the fact that Bell’s financial and control systems apply to all of Bell Media, including the businesses that were formerly Astral.

As a result of the foregoing assessment, the Board determined that each of BCE’s current director nominees is independent (with the exception of our President and CEO, Mr. G.A. Cope, and Ms. K. Sheriff) and does not have a material relationship with BCE. Furthermore, all current Board members other than the President and CEO are independent. As an officer of BCE, Mr. Cope is not considered to be independent under these rules. The Board also determined that subject to her election to the Board, Ms. K. Sheriff would not be considered independent due to her past employment by Bell Aliant and BCE up to December 31, 2014.

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards.

The Board has determined that, as of the date of this circular, members of all committees of the Board are independent and members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

STATUS OF DIRECTOR NOMINEES
NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON- INDEPENDENT STATUS
B.K. Allen	•
S. Brochu	•
R.E. Brown	•
G.A. Cope		•	President and CEO
D.F. Denison	•
R.P. Dexter	•
I. Greenberg	•
K. Lee	•
M.F. Leroux	•
G.M. Nixon	•
C. Rovinescu	•
K. Sheriff		•	Employment by Bell Aliant and BCE until December 31, 2014
R.C. Simmonds	•
P.R. Weiss	•

Board interlocks

The Board’s approach to board interlocks is to the effect that no more than two Board members may sit on the same public company board.

Common memberships on boards of public companies among director nominees are set out in the table to the right. The Board has determined that this board interlock does not impair the ability of these directors to exercise independent judgment as members of our Board.

COMPANY	DIRECTOR	COMMITTEE MEMBERSHIP
Bank of Montreal	S. Brochu	Audit
	G.A. Cope	Governance, Human Resources

Expectations and personal commitments of directors

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflicts of interest guidelines (see below for details), the share ownership guidelines (see section 5 entitled Director Compensation for details) and the Code of Business Conduct (see section 6.3 entitled Ethical business conduct for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own fields of expertise.

IN 2016, THE CURRENT DIRECTORS, AS A GROUP, ATTENDED 99% OF ALL BOARD AND COMMITTEE MEETINGS AND 100% OF REGULAR BOARD AND COMMITTEE MEETINGS

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, it is the Board’s policy that directors

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6	Corporate Governance Practices

serve on no more than five public company boards, including BCE’s Board, provided that a director should not sit on more than four public company boards, including BCE’s, if he or she does not comply with the directors’ attendance policy.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

The following table indicates the attendance of our current directors at Board and committee meetings during 2016:

NAME	REGULAR BOARDS	SPECIAL BOARDS (1)	TOTAL BOARDS	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	PENSION COMMITTEE	TOTAL
B.K. Allen	6/6	1/1	7/7	–	4/4	4/4	–	100%
R.A. Brenneman	6/6	1/1	7/7	–	4/4 (Chair)	–	4/4	100%
S. Brochu(2)	6/6	1/1	7/7	5/5	–	4/4	–	100%
R.E. Brown	6/6	1/1	7/7	–	4/4	4/4 (Chair)	–	100%
G.A. Cope	6/6	1/1	7/7	–	–	–	–	100%
D.F. Denison	6/6	1/1	7/7	5/5	–	–	4/4 (Chair)	100%
R.P. Dexter	6/6	1/1	7/7	5/5	–	–	4/4	100%
I. Greenberg	6/6	1/1	7/7	5/5	4/4	–	–	100%
K. Lee	6/6	1/1	7/7	5/5	–	–	4/4	100%
M.F. Leroux(3)	4/4	1/1	5/5	2/2	–	2/2	–	100%
G.M. Nixon(4)	6/6	1/1	7/7	–	2/2	2/2	–	100%
C. Rovinescu(3)	4/4	1/1	5/5	–	2/2	–	2/2	100%
R.C. Simmonds	6/6	1/1	7/7	5/5	–	4/4	–	100%
P.R. Weiss	6/6	0/1	6/7	5/5 (Chair)	–	–	4/4	94%
TOTAL	100%	93%	99%	100%	100%	100%	100%	99%

(1)

Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available but certain members may be unable to attend.

(2)	Ms. Brochu served on the Audit Committee until November 3, 2016 and was appointed to the Compensation Committee on that date.
(3)

Ms. Leroux was appointed to the Board and to the Audit and Governance committees on April 28, 2016. Mr. Rovinescu was appointed to the Board and to the Compensation and Pension committees on April 28, 2016.

(4)

Mr. Nixon was appointed Chair of the Board on April 28, 2016 and, since that date, has not been a member of any committee of the Board but attends as an ex officio member on all committees. Prior to his appointment as Chair of the Board, Mr. Nixon was a member of the Governance and Compensation committees.

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflicts of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates. This procedure is followed on an “as-required” basis.

Orientation and continuing education

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide to new and existing directors a comprehensive reference manual containing information with respect to: all key corporate and Board policies, including the Code of Business Conduct; the structure and responsibilities of the Board and its committees; the legal duties and liabilities of directors; and BCE’s articles and by-laws.

All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Board has adopted guidelines with respect to directors’ attendance at external continuing education programs under which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be industry-specific to BCE or relevant to fulfilling their role as a director. During 2016, our directors attended a number of such events in various areas of relevance to their function as Board member.

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Furthermore, in recognition of the rapidly changing technology and competitive environment in our business, the Board and committees, at regularly scheduled meetings, require management to provide an in-depth review of the business segments in which we operate, as well as our industry in general and topics relevant to each committee. We have listed below a sample of different internal sessions attended by our directors in 2016.

PARTICIPANTS	TOTAL SESSIONS	EXAMPLES OF SESSIONS HELD
Board of Directors	24	Bell’s Mental Health initiative Bell central office visit Customer experience Information security Information technology Media business	Network Regulatory developments Risk management Wireless business Wireline business
Audit Committee	9	Audit governance Environmental risk Major accounting policies Non-GAAP financial measures	Risk management Security Tax
Compensation Committee	6	Executive compensation disclosure Executive compensation trends and best practices	Health and safety Risks
Governance Committee	9	Developments in corporate governance Diversity	Ethics and corporate policies
Pension Committee	9	Developments in pension laws and regulations Pension plan governance	Pension reform initiatives Risks
New and Current Board Members	1	Onboarding session for new directors

6.2 Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of senior management are regularly invited to speak at broker-sponsored industry investor conferences. All these presentations are accessible to our shareholders on our website at BCE.ca.

SHAREHOLDERS CAN COMMUNICATE WITH THE CORPORATION THROUGH VARIOUS MEANS, INCLUDING EMAIL AND TELEPHONE

Our Investor Relations department is committed to meeting with brokers and actively engages with retail shareholders to address any shareholder-related concerns and provide public information on the Corporation. On a regular basis, either one or more of the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters on our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, the following means of communication are available:

  communicating with the Compensation Committee by email: corporate.secretariat@bell.ca, or by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3 using our web tool, accessible through our website at BCE.ca under the banner “2017 Annual Meeting of Shareholders” and then following the instructions on screen, or calling us at 1-800-339-6353 (service in both English and French).

The Corporation will review all correspondence received and will periodically post a summary of comments received, if any, together with our responses on our website at BCE.ca under the banner “2017 Annual Meeting of Shareholders”.

Also, the Compensation Committee, the Governance Committee and the Board will review and analyze the results of the votes at the meeting, including the advisory vote on our approach to executive compensation, and will take into consideration such results, notably when reviewing our executive compensation philosophy, policies and programs and our governance policies and guidelines.

The Board confirms that our current practices achieve substantially the same results as the CCGG’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

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6	Corporate Governance Practices

6.3 Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and our oversight of corporate policies across BCE.

BCE’s Chief Legal & Regulatory Officer and EVP, Corporate Development has overall responsibility for (among other things):

  the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training our anonymous 24/7 Employee Help Line that assists employees with any ethical issues and reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and the oversight of BCE’s corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.

Corporate policies

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters (whistleblowing procedures), the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct.

This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

THE BOARD REQUIRES ALL DIRECTORS, EXECUTIVES AND EMPLOYEES TO CERTIFY ANNUALLY THEIR COMPLIANCE WITH OUR CODE OF BUSINESS CONDUCT

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct as part of the onboarding process. All employees are required to complete the online training course every two years.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. The Corporate Secretary is responsible for managing and resolving conflict of interest issues of employees.

THE AUDIT COMMITTEE HAS ESTABLISHED WHISTLEBLOWING PROCEDURES FOR CONFIDENTIALLY AND ANONYMOUSLY SUBMITTING CONCERNS FROM EMPLOYEES ABOUT QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Employee Help Line can be accessed online on a completely anonymous and confidential 24/7 basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. This system is administered by an independent firm specializing in the field. It also provides employees a means to track the progress of their enquiries online, responds to requests for additional information (when required) and provides BCE with an auditable record of issues raised.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:

  accounting, internal accounting control or auditing matters, and evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries.

Our employees have several means of communication available to them, such as an Employee Help Line that can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis and e-mail.

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DISCLOSURE POLICY

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours.

AUDITOR INDEPENDENCE POLICY

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries, and establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are preapproved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors, and at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the preapproval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

Oversight and reports

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee is responsible for the content of the policies regarding ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice-President – Audit and Risk Advisory Services providing details of complaints received, if any, in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the Chief Legal & Regulatory Officer and EVP, Corporate Development, the Senior Vice-President – General Counsel and Corporate Secretary or the Vice-President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

Governance disclosure

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

  the charter of the Board, as well as of each of its committees, including the position description of their respective chairs the position description of the President and CEO

  our director independence standards

  our key corporate policies, including our Code of Business Conduct a summary of the differences between the NYSE rules and BCE’s corporate governance practices this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

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7	Committee Reports

7 Committee Reports

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1 Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements and related information, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see Schedule 1 – Audit Committee Information in our annual information form for the year ended December 31, 2016 (which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its charter, information about the independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

Highlights for 2016

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2016. Time is set aside at each regularly scheduled meeting for the committee members to meet without management and the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2016:

  assessing the appropriateness of our financial reporting

  reviewing the adequacy of policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and security and environmental policies monitoring the application of International Financial Reporting Standards (IFRS), and

  overseeing all aspects of the internal and external audit functions.

FINANCIAL REPORTING

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

  our annual financial statements and quarterly interim financial reports the related management’s discussion and analysis of financial condition and results of operations (MD&A)

  our annual report on Form 40-F for U.S. purposes

  our annual information form (AIF)

  our earnings press releases, and

  our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

  the Corporation’s financial reporting is complete and fairly presented in all material respects, and the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

DISCLOSURE CONTROLS & PROCEDURES

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported on a timely basis. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

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	7	Committee Reports

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

  they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures they have evaluated the effectiveness of these disclosure controls and procedures the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2016, which is filed as part of the Corporation’s annual report. This management report contains:

  a statement of management’s responsibilities for establishing and maintaining adequate ICFR a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2016.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee based on their most recent evaluation of ICFR:

  all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2016 to receive status reports on management’s documentation and assessment process. Management and the President and CEO and the CFO provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2016. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2017.

Audit function

EXTERNAL AUDITORS

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

  evaluating the external auditors annually and comprehensively at least every five years, to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

INTERNAL AUDITOR

The Audit Committee also oversees the internal audit function.

This includes:

  overseeing internal audit plans, staffing and budgets

  evaluating the responsibilities and performance of the internal auditor, and reviewing periodic internal audit reports and corrective actions being taken.

The Vice-President, Audit and Risk Advisory Services reports directly to the Chair of the Audit Committee.

RISK MANAGEMENT

The Audit Committee also reviews, monitors, reports on and, where appropriate, provides recommendations to the Board regarding:

  our processes for identifying, assessing and managing risk, and our major financial risk exposures and the steps we take to monitor and control such exposures.

For additional information, please see Risk oversight under section 6 entitled Corporate Governance Practices.

OTHER

The Audit Committee also reviews our compliance with respect to our environmental policies and journalistic independence policy, and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter. Finally, the Audit Committee reports regularly to the Board on its activities.

Report presented March 2, 2017, by:

P.R. Weiss, Chair
D.F. Denison, R.P. Dexter, I. Greenberg, K. Lee,
M.F. Leroux, R.C. Simmonds

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7	Committee Reports

7.2 Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

Highlights for 2016

The Governance Committee held four meetings in 2016. The Governance Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Highlights of items reviewed, reported on or recommended by the Governance Committee to the Board in 2016 include the following:

  the size and composition of the Board to ensure that the Board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning a review of the progress made and measures taken to ensure that the Board composition and diversity policy has been effectively implemented the adoption of an additional target in November 2016, that women represent at least 30% of non-executive directors by the end of 2021, in addition to the target adopted in 2015 that women represent at least 25% of non-executive directors by the end of 2017 the recruitment and selection of one new Board nominee, Ms. K. Sheriff to stand for election at the meeting the process to select a new Chair of the Board, culminating in the appointment of Mr. G.M. Nixon following the 2016 annual shareholder meeting the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca the financial literacy and expertise of the members of the Audit Committee the consideration of existing and new board interlocks and of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director the changes in the composition of the Board committees. In 2016, the Governance Committee recommended, and the Board approved, the appointment of Ms. S. Brochu to the Compensation Committee. Furthermore, following the retirement of Mr. R.A. Brenneman at the end of the meeting, the Governance Committee intends to recommend the appointment of Mr. R.E. Brown as Chair of the Compensation Committee and of Mr. B.K. Allen as Chair of the Governance Committee, subject to their re-election at the meeting the review of the Board’s corporate governance principles and guidelines, including the majority voting policy for the election of directors. As a result of this review, the Governance Committee approved changes to the maximum number of public company boards on which our directors may sit, to align to recent governance best practice developments in that regard the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair the directors’ attendance record

  the review of the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate (refer to section 5 entitled Director Compensation for a complete description of the directors’ compensation in 2016)

  the monitoring of corporate governance developments

  the annual review of policies under the responsibility of the Governance Committee, including our Code of Business Conduct how we align with various corporate governance guidelines and initiatives, and the manner in which our shareholders will exercise their voting rights at the meeting.

The Governance Committee also reviews annually the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of every other committee of the Board. Finally, the Governance Committee reports regularly to the Board on its activities.

Report presented March 2, 2017, by:

R.E. Brown, Chair
B.K. Allen, S. Brochu, M.F. Leroux, R.C. Simmonds

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	7	Committee Reports

7.3 Pension Committee report

The Pension Committee advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master funds. For the defined benefit arrangements, master funds are unitized pooled funds that the Corporation sponsors for the collective investment of its pension funds and the pension funds of its participating subsidiaries. For the defined contribution arrangements, various investment options are offered to members. The charter of the Pension Committee is available in the governance section of our website at BCE.ca.

Highlights for 2016

The Pension Committee held four meetings in 2016. The Pension Committee communicates regularly and directly with management of the Corporation. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Highlights of items reviewed and monitored, reported on or recommended by the Pension Committee to the Board in 2016 include the following:

  the performance of the pension funds and the application of investment policies and procedures. In particular:

    revising investment policies such as the allocation of the fund’s equity investments and the overall structuring of the pension fund assets and the associated investment performance benchmarks continuing to monitor and adjust the allocation of fund assets between equities and fixed income to better align with pension liabilities the financial situation and ensuring required funding of the pension plans and, in particular, their sensitivity to the volatility of financial markets and to the applicable valuation discount rates the pension integration plans for Bell Media and Bell Aliant and the required amendments to those pension plans’ investment policies the overall structure of the investment process, including the periodic review of the performance of applicable investment managers the review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust funds, and the redesign of investment options for defined contribution plan participants.

The Pension Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. Finally, the Pension Committee reports regularly to the Board on its activities.

Report presented March 2, 2017, by:

D.F. Denison, Chair
R.A. Brenneman, R.P. Dexter, K. Lee, C. Rovinescu, P.R. Weiss

BCE INC. 2017 PROXY CIRCULAR 37

7	Committee Reports

7.4 Compensation Committee report

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s health and safety policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive Compensation, beginning on page 41, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as head of human resources of large publicly-traded corporations or as chair or CEO of sizeable businesses operating within large publicly-traded corporations, as well as through other experience. All members serve or have served on compensation or human resources committees of other public companies or have extensive knowledge of the most important subjects related to executive compensation (such as leadership and succession planning, the development and oversight of incentive plans, the financial and market analysis of compensation plans, the negotiation of employment conditions and review of contracts). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

NAME	CEO/EVP/CHIEF HR OF OTHER CORPORATION	MEMBER/CHAIR OF HR COMMITTEE	DRAFTING/ REVIEW OF COMP. CONTRACTS	LEADERSHIP AND SUCCESSION PLANNING	DEVELOPMENT/ OVERSIGHT OF INCENTIVES	FINANCIAL AND MARKET ANALYSIS OF COMPENSATION	NEGOTIATION OF EMPLOYMENT CONDITIONS
R.A. Brenneman	•	•		•	•	•
B.K. Allen	•	•	•	•			•
S. Brochu	•			•	•	•	•
R.E. Brown	•	•	•	•			•
I. Greenberg	•	•		•	•	•
C. Rovinescu	•	•		•	•		•

Highlights for 2016

The Compensation Committee held four meetings in 2016. Time is set aside at each regularly scheduled meeting for the committee members to meet without management or advisors present.

Highlights of items reviewed, reported on or recommended by the Compensation Committee to the Board in 2016 include the following:

  review of executive compensation philosophy, policies and arrangements. These are further detailed under section 8 entitled The Board of Directors’ Letter to Shareholders and section 9 entitled Compensation Discussion & Analysis review and monitoring of the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks review of proposed major changes in organization or talent with the President and CEO review of the President and CEO’s performance and recommendation of the terms of his compensation to the independent directors of the Board for their approval review with the President and CEO of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components

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	7	Committee Reports

  review with the President and CEO of the Corporation’s management resources and plans for ensuring appropriate succession for officers and other senior management personnel review of management’s diversity and inclusion strategy

  review of benefit plans under the Compensation Committee’s authority review of the equity programs and grant policy

  determining equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9 entitled Compensation Discussion & Analysis and section 11 entitled Compensation of Our Named Executive Officers monitoring of developments related to executive compensation monitoring of the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders review of the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met review of this report of the Compensation Committee and the Compensation Discussion & Analysis and Compensation of Our Named Executive Officers disclosure review of our employee survey results, and

  review of health and safety statistics and compliance with respect to health and safety policies.

The Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. At each regularly scheduled Board meeting, the Compensation Committee, through its Chair, provides a report to the Board on its activities.

RISK ASSESSMENT

The Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.3 entitled Compensation risk management.

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

DIVERSITY AT THE SENIOR LEADERSHIP LEVEL

BCE believes it is important to have a diverse Board and senior leadership team, as this attracts top talent, leads to better performance and reflects the diversity of our employees and our customer and shareholder base. We remain committed to fostering an inclusive, equitable and accessible environment, where all employees feel valued, respected, supported and have the opportunity to reach their full potential.

The Diversity Leadership Council, composed of senior leaders from each business unit and chaired by the EVP of Corporate Services, was established in 2014 to drive Bell’s diversity and inclusion strategy. Members of the Council are responsible for developing and implementing formal plans within business units to increase the number of diverse candidates in leadership roles. These plans include strategies in the recruitment process to ensure top female candidates are identified for executive positions and development programs for female leaders at Bell. The Diversity Leadership Council monitors progress against this goal and annual reports are presented to the Committee.

In seeking to foster diversity at the executive officer level (the President and CEO and his most senior direct reports; EVPs), the Committee considers factors such as gender, age and whether an individual is a visible minority, Aboriginal person or has a disability when making executive appointments.

To further reinforce BCE’s commitment to gender diversity, for the first time this year, the Committee has set a target of at least 35% women in executive positions (vice-president level and above) by the end of 2021. BCE’s objectives do not specifically focus on executive officer positions due to the small size of this group.

At the end of 2016, women held 29% of all executive positions, up from 26% at the end of 2015 and 23% prior to the establishment of Bell’s Diversity Leadership Council. At the same date, 2 of 14 (14%) executive officer positions were held by women.

Bell is also a member of a number of prominent organizations that support the advancement of women in the workplace and marketplace including Catalyst, Women’s Business Enterprises, Women in Communication and Technology and the Women’s Executive Network. In 2016, female leaders at Bell were recognized for their exceptional achievements by the Women’s Executive Network, Women in Communications and Technology and Women in Film and Television.

The Committee believes that BCE’s approach is the right one to ensure sustainable progress for the long-term with regard to diversity.

BCE INC. 2017 PROXY CIRCULAR 39

7	Committee Reports

Services rendered by independent compensation consultants

Willis Towers Watson was retained by management in 2016 to provide benchmarking studies and market insights with respect to compensation of executive officers. Compensation components (base salary, target annual short-term incentive, long-term incentives, perquisite allowance and pension) were evaluated against our comparator group. Willis Towers Watson was first retained by management in 1986. Willis Towers Watson has historically been engaged directly by management, and management regularly provides an overview of Willis Tower Watson’s findings relevant to executive compensation to the committee.

COMPENSATION ADVISORY SERVICES – RELATED FEES

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2015 and 2016.

	EXECUTIVE COMPENSATION RELATED FEES ($)		ALL OTHER FEES ($)
ADVISOR	2015	2016	2015	2016
Willis Towers Watson	86,112	229,511	133,733(1)	327,763(2)

(1)	For services provided by Willis Towers Watson to management related to pension asset management advisory services.
(2)

Includes $180,000 paid to Willis Towers Watson in 2016 for actuarial services related to reinsurance of long-term disability benefits under an agreement entered into with Willis in 2014, before their merger with Towers Watson in 2016. Other fees relate to broader compensation, benefits and pension asset management advisory services.

INDEPENDENCE OF COMPENSATION CONSULTANTS

None of our directors or executive officers has any affiliation or relationship with Willis Towers Watson. The committee is not required to pre-approve services that Willis Towers Watson provides to the Corporation at the request of management.

Willis Towers Watson has confirmed that the fees received from BCE in 2015 and 2016, relative to the aggregate fees received from all of their clients in 2015 and 2016, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by the Compensation Committee’s consultant.

Report presented on March 2, 2017, by:

R.A. Brenneman, Chair
B.K. Allen, S. Brochu, R.E. Brown, I. Greenberg, C. Rovinescu

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Executive Compensation

Executive Compensation
This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

8	The Board of Directors’ Letter to Shareholders		42
9	Compensation Discussion & Analysis		44
	9.1	Overall objective of the executive compensation program	44
	9.2	Setting executive compensation	44
		Benchmarking and comparator group	45
	9.3	Compensation risk management	46
	9.4	Compensation policy and components	48
	9.5	2016 Named executive officers’ target pay at risk	48
	9.6	2016 Compensation elements	49
		Base salary	49
		Annual short-term incentive	49
		Equity-based compensation	52
		Share ownership requirements	54
		Clawback policy	55
		Pension, benefits and perquisites	55
10	President and CEO Compensation		56
11	Compensation of Our Named Executive Officers		59
	11.1	Shareholder return performance graph	63
	11.2	Summary compensation table	64
	11.3	Incentive plan awards	66
	11.4	Employees’ savings plans (ESPs)	68
	11.5	Pension arrangements	69
	11.6	Termination and change-in-control benefits	72

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8	The Board of Directors’ Letter to Shareholders

8 The Board of Directors’ Letter to Shareholders

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2016.

95%	Say on Pay approval

Our annual “Say on Pay” advisory vote once again received overwhelming support, with 95.18% of the votes cast in favour of our executive compensation program. We appreciate this support and believe it reflects broad and deep shareholder endorsement that our compensation philosophy aligns the interests of shareholders and management, especially by incorporating our dividend growth strategy into our long-term incentive performance criteria.

In 2016, the dividend was increased by 5% to reach $2.73. With the announcement of another increase of 5.1% in 2017, this will bring the annual dividend payout to $2.87. The 2017 dividend increase represents the thirteenth increase to BCE’s annual common share dividend since Q4 2008, totalling a 97% increase. This is BCE’s 9th consecutive year of 5% or better dividend growth.

In 2016, we achieved all 2016 financial guidance targets. Revenue increased 1.0%, with solid growth from our Bell Wireless and Bell Media segments, moderated in part by a decline in Bell Wireline. Adjusted EBITDA grew 2.8%, driven by strong performance across all our segments, although both Bell Media and Bell Wireline segments were negatively impacted by certain CRTC decisions during the year. Higher adjusted EBITDA margin of 40.5% reflects continued strong wireless profitability, and growth from Internet, IPTV and media revenues as well as efficient cost containment, which more than offset the continued revenue erosion in legacy wireline voice and data services. Adjusted EPS of $3.46 in 2016 reflects higher adjusted EBITDA driven by the increased contribution of Bell’s growth services. The 7.6% growth in free cash flow, included a decision during the year to further accelerate broadband wireline investments by an incremental $110 million, supported 17.4% capital intensity spending ratio and the 2016 dividend increase.

Our approach to executive compensation

BCE is focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s 6 Strategic Imperatives (Improve Customer Service, Leverage Wireline Momentum, Achieve a Competitive Cost Structure, Accelerate Wireless, Invest in Broadband and Expand Media Leadership) and our commitment to deliver ongoing and stable returns to shareholders.

OUR APPROACH TO COMPENSATION IS TO ACHIEVE ONE ULTIMATE GOAL: TO GROW LONG-TERM VALUE FOR YOU

Our executive compensation policies and programs are designed to attract and retain the highest calibre of talent at a competitive cost to the Corporation and to ensure they are motivated to pursue our goal to grow long-term shareholder value. We recognize that long-term growth and value creation requires taking an acceptable level of risk and we ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance and do not encourage undue risk taking or produce excessive compensation levels. We are committed to ensuring there is a strong and direct link between our financial results, shareholder value creation and the resulting executive compensation. This alignment between shareholder value creation and the compensation of our executives is demonstrated in the CEO look-back table, which can be found in section 10 entitled President and CEO Compensation.

Our key compensation decisions for 2016

BCE’s compensation policies and programs are reviewed regularly to ensure that they are still competitive, linked to performance and aligned with shareholders’ interests. A full review, performed every two years, was completed in the fall of 2016. Our compensation programs remained largely unchanged in 2016.

BASE SALARY

Our target positioning for base salaries is at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, performance and internal equity. In 2016, aggregate NEO salaries increased by 4% over the 2015 levels. Details about any changes to base salaries of 2016 NEOs can be found in section 11 entitled Compensation of Our Named Executive Officers.

ANNUAL SHORT-TERM INCENTIVE PLAN

Annual short-term incentive targets remained at their 2015 levels of 100% of base salary for all of our executive officers and 150% for our President and CEO.

Our annual short-term incentive plan is designed to reward achievement of a range of critical financial and operating metrics. The financial metrics – adjusted EBITDA, revenue and free cash flow – are key indicators widely used to measure financial performance in the communications industry across North America. These metrics have been used in the plan since 2009. The operating metrics continued to be based on the 6 Strategic Imperatives that guide the continued strength of the Bell brand, our improved competitiveness and market performance and an enhanced ability to return value to shareholders. This combination of well-established financial and operating measures aligned with our strategy provides the team with a clear and motivating compensation structure.

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	8	The Board of Directors’ Letter to Shareholders

90%	2016 Corporate performance index

In 2016, the Corporation demonstrated growth across all financial metrics, achieved all financial guidance targets and maintained solid performance on the 6 Strategic Imperatives. Consequently, we approved a corporate performance index of 90% out of a possible 150%. This index accounts for 70% of the annual short-term incentives paid out to executive officers, while personal performance accounts for the remaining 30%.

100%	Attainment of 2014 PSU vesting goals

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan did not change in 2016. Executive grants  comprise 50% restricted share units (RSUs), 25% performance share units (PSUs) and 25% option grants. The 2014 PSU grants which vested in 2016, achieved 100% payout due to the fact that actual free cash flow per share came in above target, resulting in a payout ratio of 72.6% of free cash flow (i.e. within the target dividend payout ratio of between 65% – 75% of free cash flow available to common shareholders).

2016 CEO compensation

For 2016, the Board and Compensation Committee made no changes to the target total direct compensation of our President and CEO. Mr. Cope’s target compensation has been unchanged since 2013. 85% of Mr. Cope’s target total direct compensation is considered to be at risk, 22% pertaining to his annual incentive and 63% to long-term incentives.

Mr. Cope’s actual total direct compensation for 2016 was $9.86 million, down by 8% compared to 2015, primarily impacted by his short term incentive plan payment of $2.6 million. The Board and Compensation Committee firmly believe that Mr. Cope’s leadership guided the company to growth across all financial metrics, while leading the Bell team in its solid performance executing the company’s 6 Strategic Imperatives for 2016.

In 2016, the Committee was presented with a CEO vertical pay ratio analysis including a comparison between the CEO’s total direct compensation and the median annual total direct compensation for all employees. This analysis was provided for the Committee’s information and to provide additional context as the Committee determined its compensation recommendations for 2017, as described later in section 9.2 entitled Setting executive compensation.

2016 Named executive officer compensation

Following the organizational changes that occurred at the senior executive level in 2015, including expanded roles for Wade Oosterman and John Watson and the appointments of Mary Ann Turcke as President of Bell Media and Glen LeBlanc as CFO, the composition of Bell’s senior leadership team remained the same in 2016. 2016 marked the first full year for Mary Ann Turcke and Glen LeBlanc in their roles, and as noted in section 11 entitled Compensation of Our Named Executive Officers, compensation adjustments were made in 2016 to reflect their responsibilities and to ensure their compensation remains competitive with their counterparts at our key competitors. In February 2017, Randy Lennox was appointed as President of Bell Media following Ms. Turcke’s departure from the company.

Looking ahead to 2017

Although we continually monitor compensation levels and trends in executive compensation, we are confident that our current compensation structure is competitive and meets the objectives of our compensation philosophy and, therefore, is expected to remain largely unchanged in 2017.

Conclusion

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present at the meeting to answer any questions you may have about executive compensation. Alternatively, shareholders can write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Gordon M. Nixon Chair of the Board	Ronald A. Brenneman Chair of the Compensation Committee

March 2, 2017

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9	Compensation Discussion & Analysis

9 Compensation Discussion & Analysis

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2016 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2016, these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

  George A. Cope, President and CEO

  Glen LeBlanc, EVP and Chief Financial Officer

  Wade Oosterman, Group President Bell Canada and BCE and Chief Brand Officer

  John Watson, EVP Customer Experience

  Mary Ann Turcke, President – Bell Media

9.1 Overall objective of the executive compensation program

Our executive compensation is based on a pay-for-performance philosophy. Its overall goal is to create sustainable value for shareholders by:

  attracting, motivating and retaining the executive officers needed to drive the business strategy, and rewarding them for financial and operating performance and leadership excellence.

9.2 Setting executive compensation

The following chart illustrates BCE’s compensation governance structure and roles and responsibilities in setting and administering executive compensation.

BOARD OF DIRECTORS

Engage with shareholders and oversee BCE's compensation policy and components

SHAREHOLDERS

Provide feedback related to executive compensation matters through "Say on Pay"

AUDIT COMMITTEE

GOVERNANCE COMMITTEE

PENSION COMMITTEE

COMPENSATION COMMITTEE

- Oversees, and recommends for approval by the Board, the Corporation's executive compensation philosophy, policies, programs and grants of equity-based compensation
- Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan
- Reviews any proposed major changes in the Corporation's benefit plans and recommends for approval any change requiring Board approval
- Reviews annually with the members of the Board the performance of the President and CEO and other executive officers
- Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers
- Reviews the Corporation's executive compensation disclosure for inclusion in the Corporation's public disclosure documents
- Reviews and monitors the Corporation's exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk
- Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the committee, other professional advice to enable the committee to function independently of management

MANAGEMENT

- Proposes the elements of a compensation program that supports a performance culture without undue risk taking
- Implements the processes required to administer the program
- Manages the process to establish performance objectives and to measure individual and corporate performance against set objectives
- Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling his or her roles and responsibilities
- Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive award levels for the officers of the Corporation
- Proposes the succession plan for the officers of the Corporation
- Continuously monitors the regulatory environment and market practices and informs the Compensation Committee about any developments

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Benchmarking and comparator group

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

In 2016, Willis Towers Watson conducted a benchmarking study of all executive positions, including the NEOs, using our comparator group presented below. The results of the assessment showed that our executive pay is well aligned to our executive compensation policy, which targets total compensation to be positioned at the 60th percentile of our comparator group for strong performers.

Our comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. As a result, we do not include more than three companies from any particular industry. We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, revenues, market capitalization and complexity.

In 2016, on the recommendation of Willis Towers Watson, two companies were removed from the BCE comparator group: Air Canada and BlackBerry. These modifications were made to better reflect market capitalization, revenue and number of employees relative to BCE and the comparator group. These changes also ensure no Board or Committee member is a comparator group peer.

The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of 20 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES
Represents a select sample of the largest Canadian companies based on revenues and market capitalization and offers a similar representation of industries

Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, revenues and market capitalization, and that compete with us for key talent. The balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent

  Agrium Inc.

  Alimentation Couche-Tard Inc.

  Barrick Gold Corporation

  Bombardier Inc.

  Canadian National Railway Company

  Canadian Tire Corp. Ltd.

  CGI Group Inc.

  Enbridge

  Loblaw Companies Ltd.

  Magna International Inc.

  Manulife Financial Corporation

  Potash Corporation of Saskatchewan Inc.

  Quebecor Inc.

  Rogers Communications Inc.

  Royal Bank of Canada

  Suncor Energy Inc.

  Teck Resources Ltd.

  Telus Corporation

  The Toronto-Dominion Bank

  TransCanada Corporation

COMPARATIVE FINANCIAL INFORMATION AND INDUSTRY DISTRIBUTION OF COMPARATOR GROUP

BCE – DECEMBER 31, 2016 RESULTS
TOTAL REVENUE ($M)	MARKET CAPITALIZATION ($M)	NET INCOME ($M)	DIVIDEND YIELD	EMPLOYEES
21,719	50,527	3,087	4.70%	48,090

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

  the relative pay levels among its most direct industry competitors the relative size, scope and complexity of comparator businesses

  BCE’s relative performance against these comparators, and

  internal equity across the Corporation and between different levels within the Corporation.

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9	Compensation Discussion & Analysis

A similar approach and philosophy to setting target compensation is used for all levels within the organization to ensure competitive and fair compensation.

9.3 Compensation risk management

Our Risk Advisory Services (Corporate risk management) and Human Resources groups conducted their annual compensation risk evaluation process to ensure that our compensation policies and practices do not encourage executives to take undue risk on behalf of the Corporation for personal financial gain.

FIVE-PILLAR FRAMEWORK

As part of the risk-assessment process, the five-pillar framework developed in 2011 for the purpose of the annual assessment was used and relevant potential risks were identified for each of the pillars.

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

OUR ASSESSMENT IDENTIFIED NO RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES AND PRACTICES LIKELY TO HAVE A MATERIAL ADVERSE EFFECT ON THE CORPORATION

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance but do not encourage undue risk taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

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OVERVIEW OF COMPENSATION AND RISK GOVERNANCE POLICIES AT BCE

WHAT WE DO
Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.
Incorporate caps on the annual short-term incentive payouts, medium- and long-term incentive grants and executive pension plans to prevent excessive compensation levels.
Incorporate risk mitigation mechanisms(1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration
Balance short- (annual short-term incentive), medium- (RSUs and PSUs) and long-term (stock options) incentives to align compensation to the risk horizon for each compensation component.
Offer a pay mix that emphasizes performance with 78% of NEO target total direct compensation being at risk and tightly linked to BCE’s performance.
Enforce an incentive compensation clawback policy and forfeiture provisions(2).
Impose material share ownership requirements and offer the possibility to convert incentive payouts into DSUs, which further aligns executives’ interests with those of our shareholders.
Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.
Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.
Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual Say on Pay advisory vote.

WHAT WE AVOID
Maintaining or reducing performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.

Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.

Setting performance targets for incentives without appropriate stress testing.
Offering compensation exceptions to NEOs without appropriate Board approval.
Offering single trigger change in control (CIC) rights to our executives(3).
Issuing stock option grants below market value and allowing option grants to be re-priced or forfeited in exchange for options with a lower strike price.

Allowing hedging of the economic exposure of BCE securities by all insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

Including unvested and unexercised long-term incentives in share ownership calculations.
Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasis on long-term incentives with three-year vesting cycles in the executive pay mix to discourage undue short-term risk taking and curtailing the use of options (which offer the greatest leverage to share price fluctuation) so they represent only 14.2% of NEO total target direct compensation.

(2)

The President and CEO as well as all EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.
The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.
All stock option holders are subject to a clawback clause if they engage in prohibited behaviours as described in greater detail in section 9.6 entitled 2016 Compensation elements under the heading Long-Term Incentive Plan.
In the event of termination for cause, an individual forfeits all vested and unvested options and unvested RSU and PSU grants.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.6 entitled Termination and change-in-control benefits.

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9.4 Compensation policy and components

To achieve our objective, we use three key elements of compensation with target positioning for base salary at the 50th percentile and for total compensation at the 60th percentile for strong performers of what is paid in the competitive market for similar positions, with greater focus on pay-for-performance and mid- and long-term components. Actual compensation may be set above or below target positioning depending on a number of factors, including performance, experience and internal equity. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERALL OBJECTIVE?	FORM OF PAYMENT
Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfill them	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash
Annual Short-Term Incentive	Encourages performance against our annual corporate and individual objectives	The achievement of our annual objectives	Provides a vehicle to reward actual performance against objectives that are designed to support our overall corporate targets	Choice of cash and/or DSUs Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment
Equity-Based Long-Term Incentive Plan	Aligns medium and long-term interests of executives and shareholders	The creation of shareholder value	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs(50%)

  Aligns executives’ interests to share return growth

PSUs(25%)

  Aligns executives’ interests to dividend growth and their compensation to the Corporation’s performance

Stock Options(25%)

  Aligns executives’ interests with share price growth and their compensation to the Corporation’s performance

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.6 entitled 2016 Compensation elements under the heading Pension, benefits and perquisites.

9.5 2016 Named executive officers’ target pay at risk

78%	2016 average NEO target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with corporate performance over the short- and long-term. On average, 78% of target NEO compensation is at risk.

2016 TARGET PAY AT RISK (1)

(1)	Based on 2016 actual base salary. At-risk components are based on target levels. Excludes pension and other compensation elements.

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9.6 2016 Compensation elements

Base salary

The Compensation Committee recommends for Board approval the base salary of each executive officer within a clearly defined salary range that reflects the scope and responsibilities of the position, the executive officer’s performance and experience, the positioning of his or her base salary and total compensation versus the comparator group, and internal equity. The mid-point of the salary range corresponds to the median of the salary paid by our comparator group for similar positions. Typically, the salary range is within ±20% of the mid-point.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

Annual short-term incentive

The annual short-term incentive applicable to the President and CEO and all executive officers has two components:

  In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. They are based on financial targets and quantitative strategic objectives related to each of our 6 Strategic Imperatives.

  In order to assess and reward leadership behaviours demonstrated by the executive in the achievement of business- unit and overall corporate results, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

SHORT-TERM INCENTIVE TARGETS

The short-term incentive targets for executive officers are reviewed regularly to ensure they remain competitive with market peers. The short-term incentive targets for NEOs, 150% for the President and CEO and 100% for the other NEOs, remained unchanged in 2016 from 2015 levels.

CORPORATE PERFORMANCE INDEX

Corporate performance objectives account for 70% of the weighting of the annual short-term incentive award. At the beginning of each year, the Compensation Committee recommends for approval by the Board the Corporation’s financial and operating objectives used to determine the corporate performance objectives. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving target is maintained in light of the Corporation’s progress and the competitive environment.

At the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate performance objectives to determine the corporate performance index.

This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment.

FINANCIAL OBJECTIVES

Financial objectives (adjusted EBITDA 40%, revenue 20% and free cash flow 15%) account for 75% of the corporate performance index. The Compensation Committee sets a threshold, a low, a target and a stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE	THRESHOLD	LOW	TARGET	STRETCH
Payout(1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

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6 STRATEGIC IMPERATIVES

The remaining 25% weighting of the corporate performance index evaluates achievement of the Corporation’s operating objectives, our 6 Strategic Imperatives:

Improve customer service Leverage wireline momentum Achieve a competitive cost structure	Accelerate wireless Invest in broadband, networks and services Expand media leadership

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. Each strategic imperative carries an equal weight. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 25%:

POINTS	0	1	2	3	4	5	6
Results	Failed	Significantly Below	Below	Slightly Below	Met	Exceeded	Stretched

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

SUM OF POINTS	THRESHOLD 0 POINTS (6 x 0 POINTS)	TARGET 30 POINTS (6 x 5 POINTS)	STRETCH 36 POINTS (6 x 6 POINTS)
Payout(1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2016 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives. The metrics and targets for the 6 Strategic Imperatives have not been disclosed as this is strategic information the Board and the Compensation Committee believe could cause competitive harm to the Company.

BCE’S INCENTIVE PLANS ARE STRUCTURED TO MAXIMIZE SHAREHOLDER VALUE. SHARE PRICE AND CAPITAL
RETURNS ARE DRIVEN BY OPERATIONAL AND FINANCIAL RESULTS (REVENUE, ADJUSTED EBITDA
AND FREE CASH FLOW), DIVIDEND GROWTH WITHIN OUR FREE CASH FLOW PAYOUT POLICY RANGE AND
GENERAL MARKET CONDITIONS. THESE FINANCIAL AND OPERATING GOALS LARGELY RESULT FROM
THE SUCCESSFUL EXECUTION OF THE CORPORATION’S 6 STRATEGIC IMPERATIVES

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2016, and the rationale for their use.

ADJUSTED EBITDA(1) 40%

Industry-wide measure of in-year operational profitability. Measures executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

6 STRATEGIC IMPERATIVES 25%

The strategic imperatives focus our efforts on achieving our goal of being recognized by customers as Canada’s leading communications company. Their assessment includes many operating metrics typically used in the industry. Progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

REVENUE 20%

A simple measure of the total value of the products and services sold by the Corporation. Revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

FREE CASH FLOW(2) 15%

Provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business. It is also commonly used as a valuation measure for companies in the industry.

(1)	The term adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure.
(2)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our Corporation. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash from operating activities.

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2016 CORPORATE PERFORMANCE INDEX

90%	2016 Corporate performance index

The following table outlines the corporate objectives and results achieved for 2016.

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2016 TARGET	2016 RESULTS	COMMENTS
Adjusted EBITDA	40%	Payout: 44% Min: 0% Max: 60%	$8,807 million	$8,788 million

Bell reported adjusted EBITDA growth which was in line with our financial guidance, but below our internal targets. Results were driven by strong performance across all our segments, although Bell Media and Bell Wireline segments were negatively impacted by certain CRTC decisions during the year.

Revenue	20%	Payout: 0% Min: 0% Max: 30%	$21,890 million	$21,719 million

Bell reported revenue growth which was in line with our financial guidance, but below our internal targets. Total operating revenues for BCE grew by 1.0% in 2016, compared to last year, as a result of solid growth from both our Bell Wireless and Bell Media segments, offset in part by a decline in our Bell Wireline segment. This was comprised of service revenues growth of 1.7% compared to 2015, and product revenues decline of 7.2% year over year.

Free Cash Flow	15%	Payout: 22.5% Min: 0% Max: 22.5%	$3,165 million	$3,226 million

BCE reported free cash flow growth of 7.6% which was within our financial guidance range, driven by higher adjusted EBITDA, lower income taxes paid and improvement in working capital. The strong FCF helped support a 17.4% capital intensity ratio as well as the 2016 dividend increase. This included a decision during the year to further accelerate broadband wireline investments by an incremental $110 million.

Strategic Imperatives Progress	25%	Payout: 23% Min: 0% Max: 37.5%	Various	N/A

The Board approves a scorecard of approximately 30 operating metrics to monitor progress against the strategic imperatives. Considerable progress was made on many imperatives and expectations were exceeded in most cases. In addition to the strong performance in the Wireless and Media sectors, strong results were also achieved in the areas of Investment in Broadband Services and Achieving a Competitive Cost Structure. Further details may be found under section 10 entitled President and CEO Compensation.

Total	100%	90%

The financial results for 2016, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate payout index of 90%. Over the last 5 years, the corporate payout index has been 102% in 2015, 105% in 2014, 111% in 2013, 125% in 2012 and 95% in 2011.

INDIVIDUAL PERFORMANCE INDEX

1.85	Average 2016 NEO individual performance index

In order to recognize and reward individual contribution, 30% of the annual short-term incentive for executive officers is based on individual performance, which has two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders. For further details on our President and CEO’s key accomplishments and results for 2016, refer to section 10 entitled President and CEO Compensation on page 56.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy. Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with his assessment of the individual performance and leadership of the other executive officers. Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3x) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only.

In 2016, individual performance indexes for the NEOs ranged from 1.75x to 2.0x, with an average index of 1.85x. Combined with the corporate performance factor of 90%, the 2016 annual short-term incentive awards for our NEOs ranged from $707,250 to $2,583,000, with an average payout of $1,189,350. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

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Equity-based compensation

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The long-term incentive plan also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for long- and medium-term decisions. Being 100% equity-based, our long-term incentive plan’s value to the executive is very much dependent on increasing share-price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the long-term incentive plan rewards the achievement of cash flow growth targets that enable BCE to grow its dividend, which also aligns with shareholders’ interests. Similar to grants awarded since 2012, the 2016 grants under our long-term incentive plan were allocated 50% in RSUs, 25% in PSUs and 25% in stock options.

RSUs

100% vesting at the end of three years

PSUs

Vesting at the end of three years contingent on free cash flow to enable dividend growth

STOCK OPTIONS

100% vesting at the end of three years. Option term: seven years

Below are the key terms that apply to each component of the long-term incentive plan:

ELEMENT	RSUs	PSUs	STOCK OPTIONS
Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

PSUs align executives’ and shareholders’ interests in dividend growth and their compensation to the Corporation’s performance. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Stock options align executives’ and shareholders’ interests in share price growth and their compensation to the Corporation’s performance.

Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout range (as a % of the grant award)	0% to 100%	0% to 125%	No defined payout range, payouts are dependent on the difference between the grant price and the exercise price.
Defined limit on annual grant levels	Yes
Term	Three years		Seven years (10-year maximum under the plan text)
Vesting type	Three-year cliff vesting
Vesting date for 2016 grants	December 31, 2018		February 28, 2019 (three years from the date of grant)
Vesting criteria	Being employed by BCE or Bell on the vesting date

Being employed by BCE or Bell on the vesting date.

To achieve 100% vesting, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual dividend growth rate over the three-year performance period while keeping the dividend payout ratio between 65% and 75% of the free cash flow available to common shareholders. Pro-rated payment is made if the target is only partially attained.

Being employed by BCE or Bell on the vesting date
Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares		None
Methods of payment(1)	Cash, BCE common shares		BCE common shares when options are exercised

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ELEMENT	RSUs	PSUs	STOCK OPTIONS
Pricing at time of grant

Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.

Higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange: 1) on the trading day immediately prior to the effective date of the grant, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and 2) for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant.

Clawback	The President & CEO and all EVPs are subject to a clawback clause detailed under section 9.3 entitled Compensation risk management.

Option holders will lose all of their unexercised options if they engage in prohibited behaviours after they leave our Corporation. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the six-month period preceding the date on which the prohibited behaviour began.

(1)

In 2016, executives had the option to receive their RSU or PSU grant in the form of DSUs. In 2017, executives had the option to elect to receive their RSU grant in the form of DSUs. At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. There were no special grants awarded to executive officers in 2016.

Information on change in control and termination provisions applicable to stock options can be found under section 11.6 entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU PAYOUTS

Since the PSU plan’s inception in 2011, four payout cycles have occurred. From 2011 to 2014, all PSU grants vested at 100% as the earnings level attained during the performance cycles were more than sufficient to attain the targeted cumulative compound dividend growth rate to maintain the dividend payout ratio within the policy range of 65%–75%.

The PSU grants prior to 2014 had a maximum payout level of 100%. Grants from 2014 onward have a maximum payout of 125% to reinforce the incentive to outperform and reflect current market practices in PSU design.

The 2014 PSU grants, which vested in 2016, achieved 100% payout due to the fact that actual free cash flow per share came in above target, resulting in a payout ratio of 72.6% of free cash flow (i.e. within the target dividend payout ratio of between 65%–75% of free cash flow available to common shareholders).

For further details on each NEO’s 2016 PSU award, see section 11.2 entitled Summary compensation table on page 64 or refer to the detailed NEO biographies in sections 10 and 11.

DSU PLAN

The deferred share unit (DSU) plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity that they must hold until they leave the company. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

In 2016, executive officers could elect to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Executives also had the option to elect to receive their grant of PSUs and RSUs in the form of DSUs. In 2017, executives had the option to elect to receive their annual short-term incentive award and grant of RSUs in the form of DSUs.

DSUs have the same value as BCE common shares. Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2016.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of vested DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in case of death.

BCE INC. 2017 PROXY CIRCULAR 53

9	Compensation Discussion & Analysis

Share ownership requirements

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. In order to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders, share ownership requirements were increased for the President and CEO and EVPs in 2013. These milestones are to be reached 10 years from promotion or hire date. The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

MULTIPLE OF BASE SALARY
POSITION	5-YEAR TARGET(1)	10-YEAR TARGET
President and CEO	7.5x	10.0x
EVPs	3.0x	5.0x

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE, including shares or vested DSUs received under the following programs, can be used to reach the minimum share ownership level:

  DSU plan, described under DSU Plan

  Employees’ Savings Plan (ESP), described under Benefits and Perquisites shares acquired and held by exercising stock options granted under our stock option plans, described under Long-Term Incentive Plan shares received and held upon payment of RSUs and PSUs, described under Long-Term Incentive Plan.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-, five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the table below, all of our NEOs have exceeded their five-year targets and 10-year targets.

Below is the share ownership status for our NEOs as of March 2, 2017.

	OWNERSHIP REQUIREMENT					MULTIPLE OF
NEO	BASE SALARY ($)	YEAR 5	YEAR 10	TOTAL BCE EQUITY OWNERSHIP VALUE (1) ($)	PERCENTAGE OF OWNERSHIP IN DSUs	5-YEAR TARGET ACHIEVED	10-YEAR TARGET ACHIEVED
George A. Cope	1,400,000	7.5x	10x	68,200,424	94%	6.5x	4.9x
Glen LeBlanc	575,000	3x	5x	8,929,033	99%	5.2x	3.1x
Wade Oosterman	900,000	3x	5x	50,553,189	86%	18.7x	11.2x
John Watson	700,000	3x	5x	4,196,604	84%	2.0x	1.2x
Mary Ann Turcke(2)	700,000	3x	5x	3,581,189	79%	1.7x	1.0x

(1)	Calculated using the closing BCE share price from March 2, 2017 of $57.98.
(2)	Mary Ann Turcke resigned as President – Bell Media in February 2017.

54 BCE INC. 2017 PROXY CIRCULAR

	9	Compensation Discussion & Analysis

Clawback policy

The President and CEO as well as executive officers have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them and to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment. The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud on the part of executive officer during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

Pension, benefits and perquisites

PENSION

The Defined Contribution (DC) arrangement of the Bell Canada Pension Plan was amended effective January 1, 2016, to allow employees to contribute up to a maximum of 12% of pensionable earnings (from 4% in 2015), subject to the Income Tax Act (Canada) (ITA) limit. The company contribution remains capped at 6%.

All our NEOs participate in the DC pension plan, which has been the only pension plan available to employees hired since 2004. Mr. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and SERP until December 31, 2014, when he joined the DC pension plan.

All our NEOs are eligible for supplementary retirement arrangements. The pension benefits provided to our NEOs are described under section 11.5 entitled Pension arrangements.

BENEFITS AND PERQUISITES

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer all of our employees the possibility to participate in our Employees’ Savings Plan (ESP). The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, employees can contribute up to 12% of their eligible earnings to buy BCE common shares. The Corporation matches one-third of the employee’s contribution with a maximum Corporation contribution of 2% of the employee’s annual eligible earnings. The shares purchased with the Corporation contributions are vested to employees after two years. More information on the ESP can be found under section 11.4 entitled Employees’ savings plans (ESPs).

The NEOs also receive a competitive cash allowance for perquisites.

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10	President and CEO Compensation

10 President and CEO Compensation

George A. Cope
President and CEO – BCE and Bell Canada

George Cope is leading the transformation of Canada’s largest communications company into the nation’s broadband leader, with a strategy of unparalleled investment in advanced networks, innovative communications and media services, and an improved customer experience. Bell is focused on building Canada’s next-generation broadband infrastructure and driving growth in Wireless, TV, Internet and Media while delivering sustainable returns to shareholders.

Recognized as Canada’s Outstanding CEO of the Year for 2015, Mr. Cope has earned a reputation as a strategic leader and builder of high-performance teams in public-company chief executive roles over the past 30 years. Appointed President and CEO of BCE and Bell Canada in July 2008, Mr. Cope led the launch of the Bell Let’s Talk initiative, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns.

A graduate of the Ivey School of Business at Western University (HBA ’84), Mr. Cope was named Ivey Business Leader of the Year in 2013 and serves on the school’s advisory board. He has been awarded honourary doctorates by his alma mater and the University of Windsor, was Chair of United Way Toronto’s record-breaking 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. Mr. Cope was appointed a Member of the Order of Canada in 2014. He serves as a Director of Bank of Montreal.

2016 key accomplishments and determination of annual short-term incentive award

The Compensation Committee evaluated Mr. Cope’s performance for 2016 based on demonstrated leadership behaviours and comprehensive objectives related to:

  the evolution of BCE’s strategy

  the execution of BCE’s strategy.

Mr. Cope significantly advanced the evolution of BCE’s strategy in 2016:

  announced the $3.9 billion acquisition of Manitoba Telecom Services Inc. (MTS). Received MTS shareholder approval and CRTC approval to transfer broadcasting licenses. Additionally, Bell entered into a separate agreement to sell approximately one-quarter of MTS’ postpaid wireless subscribers to TELUS, thereby reducing the cost of the MTS acquisition acquired the outstanding 65% stake in Q9 Networks, enhancing our cloud and hosting service offerings. Bell has the largest data centre capacity in Canada with 27 data centres delivered positive wireline EBITDA growth for all four quarters for the second straight year enhanced wireless broadband coverage and speed by deploying a significant number of new mobile broadband LTE sites across Canada, covering 97% of the population. Also expanded LTE Advanced, which covered 73% of Canadians at year end. Over 95% of Bell’s network capacity is serviced with high speed fibre backhaul recognized as Canada’s fastest national mobile network by PCMag continued to build out the wireline network with fibre to the premise (FTTP) as part of our plan to cover 1.1 million locations in Toronto for a total capital cost of approximately $1.14 billion, which is the largest fibre to the premises build of any North American city expanded the reach of Bell’s mental health initiative and achieved a higher share of voice across Canada. The 2016 Bell Let’s Talk Day was the most successful to date, with 125.9 million tweets, texts, calls (up 43% YoY). #BellLetsTalk was the most tweeted hashtag in Canada for all of 2016. Canadians are seeing the results of confronting the stigma often associated with mental illness. 79% of Canadians are more aware of mental health issues compared to five years ago (National Nielsen Consumer Survey, February 2016) and 80% of young people believe attitudes about mental health issues have changed for the better provided funding and support to leading institutions to improve access to mental health care and drive new research, as well as for grassroots organizations in every region of the country through the Bell Let’s Talk Community Fund demonstrated a commitment to our people. Bell was once again recognized as one of Canada’s Top 100 Employers and Top 50 Employers in Montréal. Bell was awarded the Achievers 50 Most Engaged Workplaces and TalentEgg’s Best Grad Program of 2016

  continued to make social responsibility a company focus. Bell was named in the Best 50 Corporate Citizens in Canada by Corporate Knights and the top Canadian communications company in Newsweek’s 2016 international ranking of the world’s Top Green Companies. Bell is driving innovation in Canada even further, ranking fourth in Canada’s Top 100 Corporate R&D Spenders.

Mr. Cope led the Bell team in its successful execution of the company’s 6 Strategic Imperatives in 2016:

  expanded Gigabit Fibe service to 2.9 million locations in Ontario, Quebec and the Atlantic regions, bringing the fastest broadband speeds to customers grew our Fibe TV customer base by 13.1% to 1.34 million. Fibe TV continued to lead the market with innovative new features and was the first in Canada to offer a wireless 4K PVR, including access to the 4K Netflix app, and the first TV service provider to offer TV service on Apple TV launched Virgin Internet service in Ontario and Quebec to compete in the value segment accelerated wireless in a highly competitive industry. Bell added the largest number of postpaid net additions among incumbents while leading national carriers in ARPU growth and EBITDA growth led the broadcast industry in viewership and demonstrated a commitment to Canadian programming with hit shows such as MasterChef Canada, Amazing Race Canada, 19-2 and Saving Hope and new shows such as Letterkenny, Frontier, The Beaverton, Cardinal and The Disappearance

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	10	President and CEO Compensation

  launched Gusto lifestyle channel and iHeart Radio, North America’s fastest-growing digital audio service added more CraveTV distribution partners and launched direct to consumers. In 2016, CraveTV surpassed 1 million subscribers continued to take a disciplined approach to aligning our cost structure to economic realities. Managed regulatory impacts from wireless, TV and wholesale broadband access decisions led major North American telcos with a wireline EBITDA margin of 41.7%

  improved customer service across the business. Investments in network and IT resulted in fewer technician repair visits and on time arrival surpassed 97%. The majority of our small business customers are being offered repairs the same day. Enhancements to self-serve options have increased transactions on the MyBell app by over one-third. As a result, millions of customer calls have been eliminated.

Shareholders benefitted from BCE’s strong financial and operational performance, with a 5.0% increase in 2016 common dividends to $2.73 from $2.60 in 2015. This was BCE’s 12th increase to the annual common share dividend since December 2008, representing growth of 87% over the period.

2016 ACTUAL PAY MIX

In 2016, Mr. Cope’s target direct compensation level did not change for the third year in a row.

	2016 ($)	2015 ($)	2014 ($)
Salary	1,400,000	1,400,000	1,400,000
At-Risk Compensation
Annual Short-Term Incentive Plan	2,583,000	3,389,400	3,433,500
RSU-Based Awards	2,937,500	2,937,500	2,937,500
PSU-Based Awards	1,468,750	1,468,750	1,468,750
Option-Based Awards	1,468,750	1,468,750	1,468,750
Total At-Risk Compensation	8,458,000	9,264,400	9,308,500
Pension & Other Compensation	903,529	880,599	771,750
Total Compensation	10,761,529	11,544,999	11,480,250

2016 AT-RISK COMPENSATION

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10	President and CEO Compensation

2016 LOOK-BACK TABLE

The following table compares total direct compensation awarded to the President and CEO and actual value he received from his compensation over the last five years. Actual compensation includes base salary, actual annual incentive plan (AIP), value of vested units at payout or value of units outstanding at December 31, 2016, value of stock options upon exercise or value of in-the-money stock options outstanding at December 31, 2016. CEO value is compared to value to shareholders, which represents the cumulative value of a $100 investment in BCE common shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

			VALUE OF $100
YEAR	TOTAL DIRECT COMPENSATION AWARDED (1)	ACTUAL TOTAL DIRECT COMPENSATION VALUE AS OF DECEMBER 31, 2016 (2)	PERIOD	PRESIDENT AND CEO	SHAREHOLDER
2012	$10,453,125	$16,966,380	2012-01-01 to 2016-12-31	$162	$175
2013	$10,166,700	$16,477,382	2013-01-01 to 2016-12-31	$162	$166
2014	$10,708,500	$14,905,233	2014-01-01 to 2016-12-31	$139	$146
2015	$10,664,400	$10,479,670	2015-01-01 to 2016-12-31	$98	$120
2016	$9,858,000	$8,564,347	2016-01-01 to 2016-12-31	$87	$114
			Average	$130	$144

(1)	Includes base salary, actual bonus paid, LTIP value at time of grant (RSUs, PSUs and stock options).
(2)	Includes base salary, AIP, RSU/PSU value at payout (including dividends), exercised stock options (using exercise price) and outstanding units at common share price of $58.03.

Share ownership

The table below shows the total vested and unvested BCE equity owned by Mr. Cope as of the date of this circular. His share ownership status is 49 times his salary, exceeding his five- and ten-year targets, and his total ownership and value at risk is $86,681,055.

	OWNERSHIP AND VESTED VALUE				UNVESTED VALUE				TOTAL OWNERSHIP AND VALUE AT RISK
HOLDINGS	SHARES	DSUs	VESTED OPTIONS (1)	TOTAL VESTED	PSUs	RSUs	UNVESTED OPTIONS (1)	TOTAL UNVESTED
Number	65,692	1,110,583	384,490	1,560,765	80,304	160,606	1,089,183	1,330,093	$86,681,055
Value(2)	$3,808,822	$64,391,602	$3,875,659	$72,076,083	$4,656,026	$9,311,936	$637,010	$14,604,972

(1)	Represents the estimated gain from the exercise of the underlying options.
(2)	Calculated using the closing BCE share price from March 2, 2017 of $57.98.

58 BCE INC. 2017 PROXY CIRCULAR

	11	Compensation of Our Named Executive Officers

11 Compensation of Our Named Executive Officers

This section examines the compensation provided in 2016 to our President and CEO, our CFO, and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

  George A. Cope, President and CEO (see detailed compensation discussion in section 10 entitled President and CEO Compensation)

  Glen LeBlanc, EVP and Chief Financial Officer

  Wade Oosterman, Group President BCE and Bell Canada and Chief Brand Officer

  John Watson, EVP, Customer Experience

  Mary Ann Turcke, President – Bell Media

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9 entitled Compensation Discussion & Analysis.

Glen LeBlanc
EVP and Chief
Financial Officer
BCE and Bell Canada

Glen LeBlanc was appointed Executive Vice-President and Chief Financial Officer of BCE and Bell Canada in June 2015. He leads all Finance strategy and operations with a capital markets strategy focused on enabling Bell’s industry-leading capital investment in broadband networks and service innovation, and sustainable dividend growth for BCE shareholders.

Mr. LeBlanc joined BCE in 2014 as Senior Vice-President, Finance following the privatization of Bell Aliant, where he had served as Executive VP and CFO since 2006.

Mr. LeBlanc is past Chair of the Certified Management Accountants (CMA) of Nova Scotia board and played an active role in the merger and unification of the Chartered Professional Accountants (CPA) of Canada. He previously served on the boards of the Greater Halifax Partnership, Atlantic Provinces Economic Council, Cape Breton University and Feed Nova Scotia.

Mr. LeBlanc holds a Bachelor of Commerce degree from St. Mary’s University and is a Fellow Chartered Professional Accountant (FCPA) and Fellow Certified Management Accountant (FCMA). Glen also holds an ICD.D designation from Rotman School of Management. He was named to Canada’s Top 40 Under 40 in 2005.

In 2016, Mr. LeBlanc received a $25,000 base salary increase and an increase to his long-term incentive grant of $250,000 to reflect his promotion to Executive Vice-President and Chief Financial Officer, and market alignment.

2016 ACTUAL PAY MIX

	2016 ($)	2015 ($)	2014 ($)
Salary	575,000	518,689	73,096
At-Risk Compensation
Annual Short-Term Incentive Plan	707,250	587,330	463,898
RSU-Based Awards	625,000	500,000
PSU-Based Awards	312,500	250,000
Option-Based Awards	312,500	250,000
Total At-Risk Compensation	1,957,250	1,587,330	463,898
Pension & Other Compensation	91,469	128,943	69,077
Total Compensation	2,623,719	2,234,962	606,071

2016 AT-RISK COMPENSATION

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11	Compensation of Our Named Executive Officers

Wade Oosterman
Group President of BCE
and Bell Canada
and Chief Brand Officer

As Group President of BCE and Bell Canada, Wade Oosterman oversees Bell Mobility, Bell Residential and Small Business Services, and Bell Media. Mr. Oosterman also serves as Bell’s Chief Brand Officer.

Under Mr. Oosterman’s leadership, Bell has moved to the forefront of Canadian wireless and delivered new competition and choice in residential broadband services with Bell Fibe TV and Internet services.

Bell Media has enhanced its lead as Canada’s largest multimedia company with the top conventional, specialty and pay TV services, radio, digital and out-of-home advertising properties. The refreshed Bell brand developed under Mr. Oosterman is ranked as one of the most valuable in Canada.

Mr. Oosterman holds a Master of Business Administration degree from the Ivey Business School at Western University. He is a Director of TIFF, the charitable cultural organization that operates the Toronto International Film Festival and TIFF Bell Lightbox.

Mr. Oosterman’s target compensation remained unchanged in 2016.

2016 ACTUAL PAY MIX

	2016 ($)	2015 ($)	2014 ($)
Salary	900,000	900,000	750,000
At-Risk Compensation
Annual Short-Term Incentive Plan	1,039,500	1,317,600	1,170,000
RSU-Based Awards	1,000,000	1,000,000	875,000
PSU-Based Awards	500,000	500,000	437,500
Option-Based Awards	500,000	500,000	437,500
Total At-Risk Compensation	3,039,500	3,317,600	2,920,000
Pension & Other Compensation	333,859	301,109	269,422
Total Compensation	4,273,359	4,518,709	3,939,422

2016 AT-RISK COMPENSATION

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	11	Compensation of Our Named Executive Officers

John Watson
EVP, Customer
Experience

As Executive Vice-President, Customer Experience, John Watson leads Bell’s Customer Operations and Field Services teams. Leveraging industry-leading investments in talent development, big data and analytics, Mr. Watson has improved all facets of the Bell residential and wireless customer experience with enhanced quality and efficiency.

Over the last 17 years, Mr. Watson has held executive officer roles in a range of major public telecommunications companies. He is a leader in organizational development and has lectured on business strategy, customer experience, big data, marketing, and talent development and leadership.

Mr. Watson holds a Master of Business Administration from the Schulich School of Business at York University.

Mr. Watson’s target compensation remained unchanged in 2016.

2016 ACTUAL PAY MIX

	2016 ($)	2015 ($)	2014 ($)
Salary(1)	700,000	659,135	525,000
At-Risk Compensation
Annual Short-Term Incentive Plan	808,500	1,077,300	700,875
RSU-Based Awards	750,000	750,000	625,000
PSU-Based Awards	375,000	375,000	312,500
Option-Based Awards	375,000	375,000	312,500
Total At-Risk Compensation	2,308,500	2,577,300	1,950,875
Pension & Other Compensation	233,202	173,665	91,572
Total Compensation	3,241,702	3,410,100	2,567,447

(1)	Amount reflects blended salary for year 2015 as salary increase of $175,000 was effective April 9, 2015.

2016 AT-RISK COMPENSATION

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11	Compensation of Our Named Executive Officers

Mary Ann Turcke
President – Bell Media

Ms. Turcke resigned as President – Bell Media in February 2017 after serving as an Executive Vice-President of Bell Canada and Bell Media for 8 years.

As President of Bell Media, Mary Ann Turcke oversaw all TV, radio, digital media and out-of-home advertising operations at Bell Media, Canada’s leading broadcasting and multimedia company.

Previously Group President, Media Sales, Local TV and Radio, Ms. Turcke joined Bell in 2005 as VP, Customer Experience and Operations for Small and Medium Business. She was promoted to Executive VP of Field Operations in 2008, leading Bell’s team of 12,000 installation and service technicians in delivering Fibe TV, Internet and other Bell residential and business services.

A member of the Women’s Executive Network Hall of Fame and named 2015 Woman of the Year by Women in Communications and Technology, Ms. Turcke serves on the advisory board of the Queen’s School of Business, on the capital campaign for Queen’s Faculty of Engineering & Applied Science, and as a director of Greenwood College.

Ms. Turcke holds a Bachelor of Civil Engineering from Queen’s University, a Master of Engineering from the University of Toronto, and a Master of Business Administration from Queen’s.

In 2016, Ms. Turcke received a $75,000 base salary increase and an increase to her long-term incentive grant of $250,000 to reflect the increased scope of her role and market alignment.

2016 ACTUAL PAY MIX

	2016 ($)	2015 ($)	2014 ($)
Salary(1)	700,000	608,890	525,000
At-Risk Compensation
Annual Short-Term Incentive Plan	808,500	915,000	700,875
RSU-Based Awards	750,000	625,000	625,000
PSU-Based Awards	375,000	312,500	312,500
Option-Based Awards	375,000	312,500	312,500
Total At-Risk Compensation	2,308,500	2,165,000	1,950,875
Pension & Other Compensation	230,554	180,111	163,235
Total Compensation	3,239,054	2,954,001	2,639,110

(1)	Amount reflects blended salary for year 2015 as salary increase of $60,000 was effective April 9, 2015.

2016 AT-RISK COMPENSATION

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	11	Compensation of Our Named Executive Officers

11.1 Shareholder return performance graph

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

December 31, 2011 – December 31, 2016

The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P/TSX Composite Index for the five-year period ending December 31, 2016, assuming an initial investment of $100 on December 31, 2011, and quarterly reinvestment of all dividends. Also shown is the growth rate of the NEOs’ compensation over the same five-year period. Compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and annualized grants of RSUs, PSUs and stock options. The graph shows the compensation awarded to our NEOs as remaining fairly constant and not following the growth of the return on the BCE common shares or the S&P/TSX Composite Index. However, a large portion of total compensation is awarded in the form of equity, and the actual payouts related to those awards are linked more closely to the evolution of the Corporation’s share price and dividend growth than is reflected in the graph above.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX COMPOSITE INDEX

With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge for Canadian-based, Toronto Stock Exchange-listed companies. Such companies include BCE, Royal Bank of Canada, Toronto-Dominion Bank, Suncor Energy, Canadian Natural Resources and Canadian National Railway Company.

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11	Compensation of Our Named Executive Officers

11.2 Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO, and our three most highly compensated executive officers ranked by their total compensation in the table below.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9 entitled Compensation Discussion & Analysis and the footnotes to the table below.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)(1)	SHARE-BASED AWARDS ($)(2)(3)	OPTION-BASED AWARDS ($)(4)	NON-EQUITY INCENTIVE PLAN COMPENSATION (ANNUAL INCENTIVE PLANS) ($)(5)	PENSION VALUE ($)(6)	ALL OTHER COMPENSATION ($)(7)	TOTAL COMPENSATION ($)
George A. Cope President and CEO BCE and Bell Canada	2016	1,400,000	4,406,250	1,468,750	2,583,000	732,778	170,751	10,761,529
	2015	1,400,000	4,406,250	1,468,750	3,389,400	710,525	170,074	11,544,999
	2014	1,400,000	4,406,250	1,468,750	3,433,500	605,130	166,620	11,480,250
Glen LeBlanc EVP and CFO BCE and Bell Canada	2016	575,000	937,500	312,500	707,250	69,677	21,792	2,623,719
	2015	518,689	750,000	250,000	587,330	57,580	71,363	2,234,962
	2014	73,096	–	–	463,898	67,308	1,769	606,071
Wade Oosterman Group President BCE and Bell Canada and Chief Brand Officer	2016	900,000	1,500,000	500,000	1,039,500	306,029	27,830	4,273,359
	2015	900,000	1,500,000	500,000	1,317,600	272,415	28,694	4,518,709
	2014	750,000	1,312,500	437,500	1,170,000	245,889	23,533	3,939,422
John Watson EVP Customer Experience BCE and Bell Canada	2016	700,000	1,125,000	375,000	808,500	207,944	25,258	3,241,702
	2015	659,135	1,125,000	375,000	1,077,300	150,152	23,513	3,410,100
	2014	525,000	937,500	312,500	700,875	72,748	18,824	2,567,447
Mary Ann Turcke President Bell Media	2016	700,000	1,125,000	375,000	808,500	207,932	22,622	3,239,054
	2015	608,890	937,500	312,500	915,000	160,560	19,551	2,954,001
	2014	525,000	937,500	312,500	700,875	146,008	17,227	2,639,110

(1)

Mr. LeBlanc and Ms. Turcke’s 2016 base salaries increased from $550,000 to $575,000 and $625,000 to $700,000, respectively, to reflect the increased scope in their respective roles, and to better align their compensation with the compensation offered to their peers in our comparator group companies and our pay-for-performance compensation philosophy.

(2)

The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards assuming vesting result at target.

	2016 FEBRUARY 28, 2016 TO DECEMBER 31, 2018		2015 FEBRUARY 23, 2015 TO DECEMBER 31, 2017		2014 FEBRUARY 26, 2014 TO DECEMBER 31, 2016
	GRANT DATE FAIR VALUE(a)	ACCOUNTING FAIR VALUE(b)	GRANT DATE FAIR VALUE(a)	ACCOUNTING FAIR VALUE(b)	GRANT DATE FAIR VALUE(a)	ACCOUNTING FAIR VALUE(b)
SHARE PRICE	$58.39	$58.44	$55.66	$55.21	$47.69	$47.85
Aggregate Difference	$8,105		$75,850		$30,025
Difference per share	$0.05		$0.45		$0.16

(a)

The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective.

	(b)	Amortized over the vesting period of the awards.
(3)

The value shown under this column was allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs (with the remaining 25% allocated as stock options and reflected under “Option-Based Awards”). The following table details the amounts awarded under both plans:

	2016		2015		2014
NEO	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)
G.A. Cope	2,937,500	1,468,750	2,937,500	1,468,750	2,937,500	1,468,750
G. LeBlanc	625,000	312,500	500,000	250,000	–	–
W. Oosterman	1,000,000	500,000	1,000,000	500,000	875,000	437,500
J. Watson	750,000	375,000	750,000	375,000	625,000	312,500
M.A. Turcke	750,000	375,000	625,000	312,500	625,000	312,500

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	11	Compensation of Our Named Executive Officers

(4)

BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the corporation’s dividend growth strategy instead of a fixed dividend. The main assumptions used in determining compensation fair value and financial statements value are described in the following table:

	2016		2015		2014
KEY ASSUMPTIONS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS
Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years
Dividend Yield	4.68%	4.70%	4.27%	4.71%	5.03%	5.16%
Expected Volatility	14.6%	14.6%	14.7%	14.7%	15.3%	15.3%
Risk-Free Interest Rate	1.00%	0.62%	0.95%	0.66%	1.92%	1.52%
Total Exercise Period	7 years	7 years	7 years	7 years	7 years	7 years
Expected Life	7 years	4.5 years	7 years	4.5 years	7 years	4.5 years
Binomial Value	$3.91	$2.57	$4.45	$2.25	$3.82	$2.37

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2016, is approximately $1.34 less per option or $1,038,837 for the 775,258 stock options awarded to the NEOs on February 29, 2016. In 2015, the difference between the grant date fair value for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2015, was approximately $2.20 less per option or $1,563,492 for the 710,678 stock options awarded to the NEOs on February 24, 2015. The accounting fair value is amortized over the vesting period of the awards. In 2014, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2014, was approximately $1.45 less per option or $1,126,876 for the 777,162 stock options awarded to the NEOs on February 26, 2014. The accounting fair value is amortized over the vesting period of the awards.

(5)	This column includes only the annual short-term incentive awards paid to the NEOs.
(6)

As described under section 11.5 entitled Pension arrangements, for all NEOs except Mr. LeBlanc for the year 2014, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. For Mr. LeBlanc for 2014, it represents the service cost for an additional year of service and the impact of a salary increase prorated for 2 months.

(7)	All Other Compensation is comprised of the following components:

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS (a) ($)	CORPORATION CONTRIBUTION UNDER EMPLOYEES’ SAVINGS PLAN (b) ($)	OTHER (c) ($)	TOTAL COMPENSATION ALL OTHER ($)
G.A. Cope	2016	124,058	28,000	18,693	170,751
	2015	123,874	28,000	18,200	170,074
	2014	122,373	28,000	16,247	166,620
G. LeBlanc	2016	–	11,500	10,292	21,792
	2015	54,492	10,374	6,497	71,363
	2014	–	1,769	–	1,769
W. Oosterman	2016	–	18,000	9,830	27,830
	2015	–	18,000	10,694	28,694
	2014	–	15,000	8,533	23,533
J. Watson	2016	–	14,000	11,258	25,258
	2015	–	13,183	10,330	23,513
	2014	–	10,500	8,324	18,824
M.A. Turcke	2016	–	14,000	8,622	22,622
	2015	–	12,178	7,373	19,551
	2014	–	10,500	6,727	17,227

(a)

For Mr. Cope, it consists mainly of a perquisite allowance in the amount of $120,000 for years 2016, 2015, 2014. For Mr. LeBlanc, 2015 value is essentially composed of a pro-rated BCE perquisites allowance, a one- time payment of Bell Aliant perquisites and remaining Bell Aliant car allowance. Perquisites and other personal benefits that, in aggregate, are worth less than $50,000 or 10% of the total annual base salary of a NEO for the financial year are not included.

(b)

Under the Employees’ Savings Plan, when employees, including NEOs, elect to contribute up to 6% of their eligible earnings to buy BCE common shares, the Corporation contributes $1 for every $3 that the employee contributes. In order to encourage share ownership over the longer term, participants may not withdraw any common shares bought with their own contributions under the plan for a two-year period to allow employer contributions to vest. The amounts shown include both vested and unvested employer contributions.

(c)	For all NEOs, this column includes mainly company-paid life insurance premiums and gross-up payments.

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11.3 Incentive plan awards

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2016. Refer to section 9.6 entitled 2016 Compensation elements under the heading Long-Term Incentive Plan for key features of the plans.

	OPTION-BASED AWARDS							SHARE-BASED AWARDS
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS
NAME	GRANT DATE	VESTED (#)	NOT VESTED (#)	TOTAL OPTIONS (#)	OPTION EXERCISE PRICE (1) ($)	OPTION EXPIRATION DATE (2)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS (3) ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED (4) ($)	MARKET OR PAYOUT VALUE OF SHARED-BASED AWARDS NOT PAID OUT OR DISTRIBUTED (4) ($)
G.A. Cope	2016-02-29	0	375,640	375,640	58.39	2023-02-28	–	165,744	9,618,124	70,623,984
	2015-02-24	0	330,057	330,057	56.05	2022-02-23	653,513
	2014-02-26	0	384,490	384,490	47.90	2021-02-25	3,894,884
G. LeBlanc	2016-02-29	0	79,924	79,924	58.39	2023-02-28	–	31,643	1,836,243	8,804,264
	2015-08-17	0	18,727	18,727	53.60	2022-02-23	82,961
	2015-02-24	0	37,454	37,454	56.05	2022-02-23	74,159
W. Oosterman	2016-02-29	0	127,878	127,878	58.39	2023-02-28	–	56,426	3,274,401	45,580,467
	2015-02-24	0	112,360	112,360	56.05	2022-02-23	222,473
	2014-02-26	0	114,529	114,529	47.90	2021-02-25	1,160,179
J. Watson	2016-02-29	0	95,908	95,908	58.39	2023-02-28	–	42,319	2,455,772	4,845,794
	2015-02-24	0	84,270	84,270	56.05	2022-02-23	166,855
	2014-02-26	0	81,807	81,807	47.90	2021-02-25	828,705
M.A. Turcke(5)	2016-02-29	0	95,908	95,908	58.39	2023-02-28	–	38,625	2,241,409	4,145,040
	2015-02-24	0	70,225	70,225	56.05	2022-02-23	139,046
	2014-02-26	0	81,807	81,807	47.90	2021-02-25	828,705

(1)

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.

(2)

The term of any option may not exceed 10 years from the effective date of the grant. Since 2011, options have been granted with a seven-year term. The Compensation Committee can always recommend, and the Board approve, another option term at time of grant as long as the maximum 10-year expiry date is respected.

(3)

The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2016, i.e. $58.03, less the exercise price of those options.

(4)

The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2016, i.e. $58.03, times the number of share units held by the employee in the RSU, PSU, DSU and DSP plans, as applicable, including credited dividends up to January 15, 2017.

(5)	Ms. Turcke resigned in February 2017 as President – Bell Media, and has forfeited all unvested option-based and share-based awards (2015 and 2016 grants) as of the date of the circular.

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Incentive plan awards – value vested or earned during the year

The following table summarizes option-based awards and share-based awards that vested during 2016 as well as annual short-term incentive awards earned during 2016. Refer to section 9.6 entitled 2016 Compensation elements under the headings Long-Term Incentive Plan and Annual Short-Term Incentive for the key features of the plans.

	OPTION-BASED AWARDS		SHARE-BASED AWARDS		NON-EQUITY INCENTIVE PLAN COMPENSATION
NAME	VESTING DATE	VALUE VESTED DURING THE YEAR ($)	VALUE ON VESTING DATE (1) ($)	VALUE VESTED DURING THE YEAR (1) ($)	VALUE EARNED DURING THE YEAR (2) ($)
G.A. Cope	2016-02-17	5,381,478	6,176,849	6,176,849	2,583,000
G. LeBlanc	–	–	902,683	902,683	707,250
W. Oosterman	2016-02-17	1,602,997	1,839,938	1,839,938	1,039,500
J. Watson	2016-02-17	1,145,002	1,314,270	1,314,270	808,500
M.A. Turcke	2016-02-17	1,145,002	1,314,270	1,314,270	808,500

(1)

The RSUs and PSUs granted on February 26, 2014 vested in full on December 31, 2016. For Mr. LeBlanc, value represents deferred share units under DSP vesting on December 31, 2016. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $58.03.

(2)

These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2016 annual short-term incentive awards paid in cash and/or in DSUs.

The following table lists the number and net value of options that were exercised during 2016 by each NEO.

NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	EXERCISE PRICE	NET VALUE REALIZED UPON EXERCISE(1)
G.A. Cope	394,826	$58.53	$5,549,714
G. LeBlanc	–	–	–
W. Oosterman	117,608	$58.86	$1,692,229
J. Watson	84,006	$57.82	$1,121,070
M.A. Turcke	84,006	$59.64	$1,274,589

(1)	This amount is calculated based on the differences between the exercise price and the market price of the shares at the time of exercise.

Stock option plan

The stock option plan was established in 1999. It is available to officers and other employees of the Corporation and its subsidiaries who in the opinion of the Compensation Committee have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

In 2016, 2,978,719 options were granted under the stock option plan, representing 0.3% of issued and outstanding shares, none of which were vested as of December 31, 2016.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. Since 2011, options have been granted with a seven-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. However, the Compensation Committee may not, without shareholder approval:

  increase the number of common shares that can be issued under the stock option plan reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

  extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, or make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

There were no amendments to the stock option plan in 2016. Additional information regarding the stock option plan can be found in section 9.6 entitled 2016 Compensation elements under the heading Long-Term Incentive Plan and in section 11.6 entitled Termination and change-in-control benefits under the heading Stock Options.

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Securities authorized for issuance under equity compensation plans

NAME	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) (A)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($) (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS, EXCLUDING SECURITIES REFLECTED IN COLUMN (A) (#) (C)
Equity compensation plans approved by security holders	–	–	–
Equity compensation plans not approved by security holders(1)	10,885,998(2)	52(3)	23,719,114(4)
Total	10,885,998	52	23,719,114

(1)	The key features of the stock option plan are provided in section 9.6 entitled 2016 Compensation elements – Long-Term Incentive Plan.
(2)	This number includes 643,836 BCE common shares issuable under the DSP.
(3)	Weighted average exercise price does not include DSP units.
(4)	This number includes 5,673,948 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2016.

	COMMON SHARES ISSUABLE (1)		COMMON SHARES ISSUED TO DATE		COMMON SHARES UNDER OUTSTANDING OPTIONS
	NUMBER	% (2)	NUMBER	% (2)	NUMBER	% (2)
BCE Inc. Long-Term Incentive (Stock Option) Program (1999)(3)	27,632,795(4)	3.2	22,061,110	2.5	10,242,162(5)	1.2
Employees’ Savings Plans (1970) and (2000)	5,673,948(6)	0.7	24,414,801	2.8	N/A	N/A
Bell Aliant Inc. Deferred Share Plan (DSP)	1,298,369(7)	0.1	33,042(7)	0.0	N/A	N/A

(1)

This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options, deferred shares and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.

(2)	Outstanding BCE common shares as at December 31, 2016 = 870,706,332.
(3)	As at the date of this circular, there were 27,517,564 common shares issued and issuable under the Stock Option Program (1999), which represented 3.2% of the then outstanding common shares.
(4)

Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

(5)	As at the date of this circular, there were 13,055,129 common shares underlying outstanding options, which represented 1.5% of the then outstanding common shares.
(6)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).
(7)

1,331,411 BCE common shares were listed and reserved for issuance under the Bell Aliant Inc. Deferred Share Plan (DSP), established in 2006 and assumed by BCE on the acquisition of Bell Aliant in 2014. Deferred shares track the BCE common share price, with dividend reinvestment, and can be settled in either BCE common shares or cash equivalent. Common shares issued to date represents the number of common shares issued under the plan since the date of acquisition of Bell Aliant Inc. The DSP is a closed plan and, as of December 31, 2016, all units held under the DSP are vested. Vested deferred shares granted under the DSP must be exercised by the second anniversary of the participant’s departure from the company.

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2016	2015	2014
Dilution (1)	1.2%	1.1%	1.1%
Overhang (2)	3.2%	3.5%	3.8%
Burn Rate (3)	0.3%	0.3%	0.3%

(1)	(Total options outstanding) ÷ (total common shares outstanding).
(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).
(3)	(Total options granted during the fiscal year) ÷ (total common shares outstanding).

11.4 Employees’ savings plans (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. In most instances, employees who have completed at least six months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can choose to have up to 12% of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. The Corporation matches one-third of the employee’s contribution with a maximum Corporation contribution of 2% of the employee’s annual eligible earnings. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (the “1970 ESP”) and the BCE Inc. Employees’ Savings Plan (2000) (the “2000 ESP”). The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both ESPs are substantially similar.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below

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the market price of the securities, as established pursuant to the plan. Since 2014, shares for employer contributions are purchased on the open market while shares for employee contributions are bought from BCE. In 2016, 2,156,035 common shares were issued from treasury to fill employee contributions. As of January 6, 2017, employee contributions are purchased on the open market and no longer issued by treasury.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Shares purchased with employee contributions may not be withdrawn from the plan for a two-year period without losing the company match, to allow employer contributions to vest. Shares are then purchased with the employer contributions and become available to the participant. Upon departure from the Corporation, except upon involuntary termination, retirement or death, the unvested employer contributions are forfeited.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable legal or regulatory requirements.

However, the Board may not, without shareholder approval:

  amend the limit on employee contribution

  amend the offering period to more than 27 months

  introduce a discount purchase price

  amend the maximum Corporation contribution

  increase the number of common shares issuable pursuant to the ESPs, or allow for a potential dilution associated with the ESPs, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

No changes were made to the 1970 ESP or the 2000 ESP in 2016.

11.5 Pension arrangements

DEFINED CONTRIBUTION ARRANGEMENTS

THE DC BASIC PLAN IS THE SUM OF:

  Employee contributions: Employee may contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit.

  Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%.

a.

Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant has the responsibility to choose how to invest the contributions made in his or her registered account and the rate of return depends on his or her choice. Employee contributions, employer contributions and any investment returns are immediately vested. The sum of employee and employer contributions is limited annually to the maximum allowed under the ITA for registered pension plans.

b.

 DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions stop being deducted from the employee’s pay and deemed employer contributions start to accumulate in his or her DC Notional Account. The notional account is credited monthly at the rate of return of the investment funds chosen by each employee participant. The employee has the responsibility to choose the investment funds that will be used to track the rate of return of the contributions made in their notional account from the same selection of funds available for investing the Registered DC Plan contributions. This notional account accumulates until termination of employment, retirement or death, at which point it is paid in cash, taxable, to the employee or beneficiary.

DEFINED CONTRIBUTION SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DC SERP)

All EVPs, including NEOs, hired or appointed to an officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions accumulated in their accounts under the DC Basic Plan (Registered DC Plan Arrangement and DC Notional Account) while serving as an officer.

Once an executive officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age and years of service) to 3.0 upon reaching 80 points is applied to employer contributions in the DC Basic Plan. An executive officer may therefore accumulate while an officer (through employer contributions and the related multiplier) up to a maximum of 18% of his or her pensionable earnings plus credited investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

  the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan; less the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan at the date they became officers.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The entire cost is paid by the Corporation for the DC SERP, and this benefit is payable in a lump sum at termination, death or retirement. The DC SERP, by its nature, does not include any indexation provision.

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The following table shows amounts from all the Corporation’s defined contribution arrangements applicable for the NEOs subject to this pension arrangement.

EXECUTIVE	NAME OF THE ARRANGEMENT	BALANCE AS OF DECEMBER 31, 2015 ($)	COMPENSATORY(1) ($)	NON- COMPENSATORY(2) ($)	BALANCE AS OF DECEMBER 31, 2016 ($)
G.A. Cope(3)	DC Basic Plan(5)	3,322,936	287,364	299,525	3,909,825
	DC SERP(6)	4,534,795	445,414	735,803	5,716,012
	Total	7,857,731	732,778	1,035,328	9,625,837
G. LeBlanc(4)	DC Basic Plan(5)	64,455	69,677	19,530	153,662
	DC SERP	0	0	0	0
	Total	64,455	69,677	19,530	153,662
W. Oosterman	DC Basic Plan(5)	1,291,777	133,056	84,682	1,509,515
	DC SERP(6)	1,451,340	172,973	218,236	1,842,549
	Total	2,743,117	306,029	302,918	3,352,064
J. Watson	DC Basic Plan(5)	511,042	106,638	71,239	688,919
	DC SERP(6)	394,948	101,306	102,751	599,005
	Total	905,990	207,944	173,990	1,287,924
M.A. Turcke	DC Basic Plan(5)	885,948	96,713	83,273	1,065,934
	DC SERP(6)	758,563	111,219	152,093	1,021,875
	Total	1,644,511	207,932	235,366	2,087,809

(1)	Employer contribution in 2016 for the different DC arrangements.
(2)	Employee contribution and investment return for the DC Basic Plan, and investment return plus accumulated benefits upon reaching eligibility for the DC SERP.
(3)	In conjunction with his appointment as President and COO of Bell Canada in January of 2006 and to recognize the level of seniority at which he joined the Corporation, Mr. Cope was credited five years of service and $180,000 of notional employer contributions in his DC Notional Account (included under DC Basic Plan in the above table) through a special arrangement.
(4)	Mr. LeBlanc will become eligible for his DC SERP benefits in January 2020.
(5)	DC Basic Plan includes the Registered DC Plan Arrangement and the DC Notional Account.
(6)	As of December 31, 2016, these NEOs were eligible for the following SERP multipliers:

EXECUTIVE	AGE	SERVICE	POINTS	MULTIPLIER
G.A. Cope	55.4	16.1(a)	71.5	2.55x
W. Oosterman	56.2	10.4	66.6	2.30x
J. Watson	52.9	6.6	59.5	1.95x
M.A. Turcke	51.3	12.0	63.3	2.15x

(a)	Includes five years of service granted upon hire through a special arrangement.

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	11	Compensation of Our Named Executive Officers

DEFINED BENEFIT ARRANGEMENTS

BELL ALIANT DB PENSION PLAN, BENEFITS FOR ACTIVE NAMED EXECUTIVE OFFICERS

Mr. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and a SERP until December 31, 2014; accrual of pensionable service under these plans was frozen as of that date. Future pensionable earnings will be taken into account in the calculation of his pension under these plans.

The plans provide an annual pension of 1.5 per cent of the better of his best 60 consecutive months’ or best five calendar years’ average pensionable earnings at retirement for each credited year of service before 2005, plus 1.7 per cent of his best 36 consecutive months’ average pensionable earnings at retirement for each credited year of service in or after 2005. Pensionable earnings include salary and short-term incentive payments. At age 65, the pension benefit for service before 2005 is reduced to reflect benefits from the Canada Pension Plan. Mr. LeBlanc’s SERP provides a survivor pension equal to 60 per cent of Mr. LeBlanc’s pension benefit.

The following table shows information from the defined benefit arrangements subject to this pension arrangement.

	NUMBER OF FROZEN YEARS CREDITED SERVICE(1) (#)	ANNUAL BENEFITS PAYABLE
EXECUTIVE		AT YEAR END(2) ($)	AT AGE 65(3) ($)	ACCRUED OBLIGATION AT START OF YEAR(4) ($)	COMPENSATORY CHANGE(5) ($)	NON– COMPENSATORY CHANGE(6) ($)	ACCRUED OBLIGATION AT YEAR END(7) ($)
Glen LeBlanc	21.3	285,000	352,867	5,482,233	0	356,278	5,838,511

(1)

Frozen years of credited service up to December 31, 2014, include any additional service granted under a SERP and an additional four years of service was granted for eligibility purposes under the Bell Aliant DB SERP upon joining Bell.

(2)

Annual pension accrued at year end is based on unreduced deferred pension payable at age 55 based on frozen credited service as of December 31, 2014, and future average pensionable earnings may increase this amount upon reaching regular unreduced criteria (age 51). Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the company.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2014, and average pensionable earnings as of December 31, 2016.
(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 4.2% and indexation of 2.0% annually.
(5)	The compensatory change for 2016 represents the impact of plan amendments, if any, and the impact of changes to compensation from the previous year.
(6)

The non-compensatory change represents the impact of the discount rate (from 4.2% to 4.0%) and the change of YMPE (established and revised annually by the government and used for the purposes of the Canada/Québec Pension Plan) on accrued obligation.

(7)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 4.0% and indexation of 2.0% annually.

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11	Compensation of Our Named Executive Officers

11.6 Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of a NEO’s employment or a change in control. The Compensation Committee has the authority to depart from these standard provisions at the time a stock option, an RSU or a PSU is granted.

STOCK OPTIONS

EVENT
Voluntary resignation

All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.
Termination without cause (other than following a change in control)

Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement(1)

Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death

All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change in control

If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change in control, unvested options can be exercised for a period of 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs AND PSUs

EVENT	RSUs	PSUs
Voluntary resignation	All outstanding unvested grants are forfeited on the event date.
Termination for cause	All outstanding unvested grants are forfeited on the event date.
Termination without cause (other than following a change in control) (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Retirement(1)(2)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.
Change in control

If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change in control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)

In the event a participant elected to receive 2016 RSUs or PSUs in the form of DSUs, unvested DSUs will be paid by December 31 of the year after the year of departure in accordance with Income Tax Act requirements, but the employee will remain subject to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

(2)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

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	11	Compensation of Our Named Executive Officers

Estimated payments for named executive officers upon termination of employment or change in control

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change in control. Amounts were calculated as if termination had occurred on December 31, 2016.

GEORGE A. COPE

The terms applicable in the event of different termination scenarios, which were agreed upon on Mr. Cope’s appointment as President and CEO, are described in the table below.

EVENT	NOTICE PERIOD (1) ($)	SEVERANCE (2) ($)	2016 SHORT-TERM AWARD ($)	ADDITIONAL PENSION BENEFITS (3) ($)	PERQUISITES (4) ($)	RSUs (5) ($)	PSUs (5) ($)	STOCK OPTIONS (6) ($)	TOTAL ($)	BENEFITS (4)
Termination without cause (other than following a change in control)	–	9,622,900	– (7)	2,325,328	240,000	–	–	–	12,188,228	24-month extension
Termination for cause	–	–	–	–	–	–	–	–	–	–
Voluntary resignation	466,667	–	–	–	40,000	–	–	–	506,667	4-month Extension
Long-term disability (LTD)(8)	–	9,622,900	– (7)	2,325,328	240,000	–	–	–	12,188,228	Until age 65
Death	–	–	–	–	–	6,412,049	3,206,055	4,548,397	14,166,501	–
Resignation for good reason(9)	–	9,622,900	– (7)	2,325,328	240,000	–	–	4,548,397	16,736,625	24-month Extension
Retirement(10)	–	–	–	–	–	–	–	–	–	–
Termination without cause following a change in control(9)	–	9,622,900	– (7)	2,325,328	240,000	6,412,049	3,206,055	4,548,397	26,354,729	24-month Extension

(1)

In case of voluntary resignation, Mr. Cope must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying Mr. Cope’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.

(2)

The 24-month severance is calculated using Mr. Cope’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. Mr. Cope’s average annual short-term incentive award for 2014 and 2015 was $3,411,450. Severance is payable in equal instalments over a 12-month period, without interest.

(3)

Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. This additional pension value will be payable in 12 monthly instalments without interest. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if Mr. Cope had remained employed during such 24-month period, such amount being payable within 30 days following termination. Refer to section 11.5 entitled Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, Mr. Cope will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation.

(4)

Upon a termination event other than termination for cause, LTD and voluntary resignation, all benefits and perquisites will be maintained for 24 months except the following: short-and long-term disability plans, vacation, parking, security system and IT support. Outplacement services will also be provided as per the policy for executives. In the event of alternate employment within the 24-month period, all benefits and perquisites will cease immediately. Upon LTD, Mr. Cope will receive LTD benefits in accordance with the Corporation’s LTD plan up to age 65 and 24 months of perquisites.

(5)

If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2016, Mr. Cope had the following holdings under both plans, including credited dividends up to January 15, 2017, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2016, of $58.03. Accelerated vesting in case of death was also calculated using the same price.

PLAN	NUMBER OF UNITS HELD	DECEMBER 31, 2016 VALUE
RSUs	110,495	$6,412,049
PSUs	55,248	$3,206,055

(6)

If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2014, 2015 and 2016 until their expiry date. In case of death or termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2016 of $58.03. Refer to section 11.3 entitled Incentive plan awards for complete details on outstanding stock options for Mr. Cope.

(7)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2016 is disclosed in the Summary Compensation Table.

(8)

Thirty days after becoming totally disabled, Mr. Cope is deemed to have resigned from his position and becomes eligible to receive termination payments and perquisite allowance identical to those applicable in case of termination without cause. He will receive benefits and payments under the Corporation’s LTD plan until age 65 (continuation of health care benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD, which provides for continued participation.

(9)

Under Mr. Cope’s agreement, resignation for good reason may only take place during the two years following a change in control (defined as acquisition of more than 50% of the common shares of Bell Canada or BCE by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) Mr. Cope is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in Mr. Cope’s compensation.

(10)	Excludes pension entitlement; please refer to section 11.5 entitled Pension arrangements for pension amounts.

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11	Compensation of Our Named Executive Officers

The payments and benefits described in the table on the previous page (with the exception of the Notice Period column) are subject to Mr. Cope’s compliance with the 12-month non-competition (in Canada), non-solicitation and non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by Mr. Cope to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, Mr. Cope’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

OTHER NAMED EXECUTIVE OFFICERS

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2016.

	EVENT	SEVERANCE (1) ($)	RSUs(2)(4) ($)	PSUs(3)(4) ($)	STOCK OPTIONS(5) ($)	OTHER PAYMENTS ($)	TOTAL ($)
G. LeBlanc(6)	Termination without cause (other than following a change in control)	2,300,000	649,830	324,915	–	–	3,274,745
	Termination for cause	–	–	–	–	–	–
	Voluntary resignation	–	–	–	–	–	–
	Death	–	1,224,125	612,094	157,120	–	1,993,339
	Retirement(9)	–	649,830	324,915	–	–	974,745
	Termination without cause in the 18 months following a change in control	2,300,000	1,224,125	612,094	157,120	–	4,293,339
W. Oosterman(7)	Termination without cause (other than following a change in control)	2,700,000	1,039,764	519,912	–	–	4,259,676
	Termination for cause	–	–	–	–	–	–
	Voluntary resignation	–	–	–	–	–	–
	Death	–	2,182,903	1,091,513	1,382,652	–	4,657,068
	Retirement(9)	–	1,039,764	519,912	–	–	1,559,676
	Termination without cause in the 18 months following a change in control	2,700,000	2,182,903	1,091,513	1,382,652	–	7,357,068
J. Watson(8)	Termination without cause (other than following a change in control)	2,100,000	–	–	–	–	2,100,000
	Termination for cause	–	–	–	–	–	–
	Voluntary resignation	–	–	–	–	–	–
	Death	–	1,637,146	818,635	995,560	–	3,451,341
	Retirement(9)	–	–	–	–	–	–
	Termination without cause in the 18 months following a change in control	2,100,000	1,637,146	818,635	995,560	–	5,551,341
M.A. Turcke	Termination without cause (other than following a change in control)	2,100,000	–	–	–	–	2,100,000
	Termination for cause	–	–	–	–	–	–
	Voluntary resignation	–	–	–	–	–	–
	Death	–	1,494,245	747,185	967,751	–	3,209,181
	Retirement(9)	–	–	–	–	–	–
	Termination without cause in the 18 months following a change in control	2,100,000	1,494,245	747,185	967,751	–	5,309,181

(1)

Even though there is no formal agreement between Ms. Turcke and the Corporation with respect to severance in the event of termination without cause (other than following a change of control), a severance indemnity equal to 18 months of base salary and annual short-term incentive award at target has been estimated based on her seniority and years of service. Under Ms. Turcke’s employment agreement dated July 31, 2008, on termination without cause following a change of control, Ms. Turcke is entitled to 18 months of base salary and annual short-term incentive award at target. For Messrs. LeBlanc, Oosterman and Watson, this represents the severance indemnity payable in accordance with their respective employment agreement, as detailed in footnotes (6), (7) and (8) below. There are no special severance provisions in the event of a termination without cause following a change in control for Messrs. LeBlanc, Oosterman and Watson, and such termination would therefore trigger the provisions set forth for termination without cause, if any.

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	11	Compensation of Our Named Executive Officers

(2)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2016, our NEOs had the following holdings, including credited dividends up to January 15, 2017, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2016, of $58.03, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2016
G. LeBlanc	9,897	$574,295
W. Oosterman	19,699	$1,143,139
J. Watson	28,212	$1,637,146
M.A. Turcke	25,750	$1,494,245

(3)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2016, our NEOs had the following holdings, including credited dividends up to January 15, 2017, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2016, of $58.03, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2016
G. LeBlanc	4,949	$287,179
W. Oosterman	9,850	$571,601
J. Watson	14,107	$818,635
M.A. Turcke	12,876	$747,185

(4)

In compliance with Income Tax Act requirements, the company will pay unvested 2016 RSUs and PSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2017, DSU payout will occur at time of vesting (December 31, 2018). As of December 31, 2016, our NEOs had the following holdings, including credited dividends up to January 15, 2017, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2016, of $58.03, in unvested DSUs:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2016
G. LeBlanc	16,797	$974,745
W. Oosterman	26,877	$1,559,676

(5)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted between 2012 and 2016 until their expiry. In case of death or termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2016, of $58.03. Refer to section 11.3 entitled Incentive plan awards for complete details on outstanding stock options for our NEOs.

(6)

Mr. LeBlanc’s employment agreement dated October 7, 2014, provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. LeBlanc’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(7)

Mr. Oosterman’s employment agreement dated July 3, 2006, provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Oosterman’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(8)

Mr. Watson’s employment agreement dated October 1, 2010, provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Watson’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(9)	Excludes pension entitlement; please refer to section 11.5 entitled Pension arrangements for pension amounts.

BCE INC. 2017 PROXY CIRCULAR 75

12	Other Important Information

12 Other Important Information

12.1 Interest of informed persons in material transactions

To the best of our knowledge, there were no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2 Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3 Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares

  at least 80% of the members of the carrier company’s board of directors are Canadian the carrier company is not controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares, and

  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian, and force a non-Canadian to sell his or her voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian owned and controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

76 BCE INC. 2017 PROXY CIRCULAR

	12	Other Important Information

12.4 How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2016. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are also available on our website. You can also ask us for a copy of these documents, as well as of the documents listed below, at no charge:

  our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report any interim financial reports that were filed after the financial statements for our most recently completed financial year our MD&A for the interim periods

  the circular for our most recent annual shareholder meeting, and our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King, by e-mail at inquiries@dfking.com, by telephone at 1-866-822-1244 (toll free within Canada or the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French or by fax at 1-888-509-5907 (North American Toll Free Facsimile) or 647-351-3176.

12.5 Shareholder proposals for our 2018 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2018 annual shareholder meeting.

Your proposals must be received by us by December 4, 2017.

BCE INC. 2017 PROXY CIRCULAR 77

13	Schedule A – Withdrawn Shareholder Proposals

13 Schedule A – Withdrawn Shareholder Proposals

Two shareholder proposals had been submitted by the Mouvement d’éducation et de défense des actionnaires (MÉDAC) for consideration at the meeting. Both were withdrawn after discussion with management. The full text of such withdrawn proposals and supporting comments are set out in italics below (translation from the original proposals submitted by MÉDAC in French). Another proposal had been submitted by Vancity Investment Management Ltd. on behalf of the IA Clarington Inhance Monthly Income SRI Fund. Such proposal was also withdrawn after discussion with management.

Withdrawn Proposal – Creation of a Health and Environment Committee

Be it resolved that the Board of Directors establish a specific Board committee to address issues related to the environment and climate change.

The last annual report discusses several significant issues which could impact the development of BCE Inc. In particular, in respect of the discussion concerning radio frequency emissions from wireless devices, we read:

  “We face current and potential lawsuits relating to alleged adverse health effects on customers, as well as to our marketing and disclosure practices in connection therewith, and the likely outcome of such lawsuits is unpredictable and may change over time.

  Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance.

  Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution.

  Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events.

  Several areas of our operations further raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease.”

That said, the scale of these concerns is not adequately addressed under the mandates of existing committees. We also wish to take this opportunity to point out that directors receive no specific training in connection with such issues as stated in the Management Proxy Circular.

Given the significance of this issue, we propose that the Board of Directors establish such a committee to provide assurance to shareholders concerning the quality of the strategies deployed such that this issue does not constrain the development of BCE Inc.

The Board of Directors comments with regard to that proposal are as follows:

Under the authority of the Board, BCE has implemented robust policies and processes to address issues related to the environment and climate change. The Audit Committee is responsible for assisting the Board in its oversight of environmental matters that may impact BCE as well as environmental risks. The Audit Committee receives a report each quarter regarding environmental matters and, at least once per year or more often if required, it performs an in-depth review of the Corporation’s environmental policy and compliance. In addition, under the authority of the Board, BCE established a Security, Environment and Health & Safety Committee (SEHS) composed of senior executives, whose purpose includes management oversight of environmental activities and risks.

Furthermore, BCE has a strong environmental leadership and performance record:

  BCE is certified ISO 14001 since 2008. It was the first telecommunications company to obtain this certification in Canada and the only one until 2015

  BCE is also listed on several social investment indices and included in more than 60 investment funds based on social and/or environmental screening criteria. BCE has been listed on the 50 Most Socially Responsible Corporations by Maclean’s and on the Best 50 Corporate Citizens in Canada.

BCE publishes a Corporate Responsibility Report annually, which provides detailed information on BCE’s approach to environmental and climate change issues. As discussed in the report, use of our products and services, such as virtualization and cloud computing, telemetry or teleconferencing, helps fight climate change by reducing the carbon footprint within our operations and those of our customers.

The Board and the Audit Committee effectively discharge their duties and responsibilities as it regards the environment, climate change and health and safety issues affecting BCE. Furthermore, BCE has robust policies and practices to manage environmental, climate change and health and safety issues, which generate positive results. As a result, the Board believes that the creation of a specific Board committee is not necessary.

78 BCE INC. 2017 PROXY CIRCULAR

	13	Schedule A – Withdrawn Shareholder Proposals

Withdrawn Proposal – Female Representation in Senior Management

Be it resolved that BCE establish specific objectives to increase female representation on its senior management team.

At the last annual meeting, we submitted a similar proposal and it received support of 12.43%, which is an excellent result. In response to our proposal, you stated in your Management Proxy Circular that you refrained from setting specific diversity targets including with respect to gender diversity in order to ensure that you identify and select the most capable candidates on the basis of core qualifications.

There is no further need to demonstrate that the skills of women directors and senior executives compare positively with men’s, that candidates are available in sufficient number to meet demand and that women are ready and willing to rise to the challenge, if given the opportunity.

Recognizing that male-female diversity is an important aspect of diversity must include the means the Board intends to use to ensure that true equal opportunity exists in their decision-making functions for equally skilled, experienced and available individuals.

In short, we believe that BCE’s diversity performance is far from satisfactory: as at December 31, 2014, women represented only 21% (3/14) of membership on the Board of Directors and 26% of senior management. According to your Corporate Responsibility Report, the diversity figures are as follows:

	2015	2014	2013	2012
Workforce	34.2%	34.7%	39.6%	39.1%
Senior management	25.9%	25.9%	22.7%	23.0%

This demonstrates a lack of progress for diversity over the last two years and in fact, as regards total workforce, a decline in the overall representation of women. We find this to be unacceptable performance which must be reversed. Targets and an action plan are therefore required.

The Board of Directors comments with regard to that proposal are as follows:

As one of the largest employers in Canada, BCE supports and has for a long time supported diversity in the workplace. As a signatory to the Catalyst Accord, BCE also believes that it is important to have a diverse Board and senior leadership team as this encourages better leadership and governance and reflects the diversity of our employees and our customer and shareholder base.

To further reinforce this commitment, BCE adopted targets that women represent at least 30% of non-executive directors and at least 35% of BCE’s senior management (VP and above), in each case by the end of 2021.

In addition, to foster BCE’s diversity culture, the Bell Diversity Leadership Council, composed of senior leaders from each business unit and chaired by the EVP of Corporate Services, was established in 2014. The members of the Council meet at least quarterly and are responsible for creating and executing a plan to further embed diversity and inclusion into their business units, to report progress and ultimately improve representation within all BCE lines of business. Reports are delivered to the Compensation Committee annually.

Thanks to these efforts, women represented 29% of senior management at the end of 2016, up from 26% at the end of 2015, and up from 23% prior to the establishment of the Bell Diversity Leadership Council in 2014. At the Board level, women represent 31% of non-executive director nominees for election at the 2017 shareholder meeting, up from 17% in 2015, prior to the adoption of the Board Diversity Policy. For more information on diversity in senior management, see section 7.4 under the heading Diversity at the senior leadership level on page 39.

The Board believes that BCE’s approach is the right one to ensure sustainable progress for the long-term with regard to diversity. Given that BCE adopted targets for the representation of women both at the Board level and in senior management, the Board believes that the proposal is not necessary.

BCE INC. 2017 PROXY CIRCULAR 79

ELECTRONIC DELIVERY	INFORMATION

We encourage shareholders to sign up to receive BCE’s corporate information electronically. You can choose to receive all of our corporate documents, such as future annual reports electronically. We will send you an e-mail telling you when they are available on our website.

To sign up, go to our website at BCE.ca, click on the banner “2017 Annual General Shareholder Meeting” and then on the relevant link under the heading “Sign up for electronic delivery”.

If you have any question about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King.

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